                                                               File No.
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON       , 1999

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------
                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        HUTTIG BUILDING PRODUCTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




                 DELAWARE                               43-0334550
      (State or other jurisdiction of      (I.R.S. Employer Identification No.)
       incorporation or organization)
        LAKEVIEW CENTER, SUITE 400
      14500 SOUTH OUTER FORTY ROAD
           CHESTERFIELD, MISSOURI                          63017
(Address of principal executive offices)                 (Zip Code)

                                 (314) 216-2600
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:



                                               NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED        EACH CLASS IS TO BE REGISTERED
--------------------------------------------   -------------------------------
Common Stock, par value $.01 per share         New York Stock Exchange
Preferred Share Purchase Rights                New York Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     NONE
                                (Title of class)


--------------------------------------------------------------------------------

                              [CRANE LETTERHEAD]


                                     [Date]



Dear Shareholder:


     The enclosed Information Statement sets forth information regarding Huttig Building Products, Inc. and the spin-off of Huttig common stock to Crane shareholders on a tax-free basis. Huttig will thereby become a separate public company, listed on the New York Stock Exchange. If you are a holder of Crane
common stock on      , 1999, the record date for the spin-off, you will receive
one share of Huttig common stock for every    shares of Crane common stock you
own on that date. The spin-off of Huttig common stock will be registered by book-entry accounts established for all Crane shareholders, and so you will not receive a stock certificate but rather an account statement stating the number of shares of Huttig common stock received by you in the spin-off.


     Huttig's business is wholesale distribution of doors, windows and other building products, which is substantially different from Crane's manufacturing businesses. We believe that Huttig as a stand-alone company would be a more effective participant in the consolidation currently taking place in the building products distribution industry. The separation of this distribution business from Crane's manufacturing businesses should also produce added value for Crane shareholders because the market will be better able to see the strength of our manufacturing businesses. We also believe that this transaction will provide more value than the alternatives.


     The Information Statement contains important information about Huttig's organization, business and strategies, including financial information. We urge you to read it carefully and to keep it for future reference.


     You are not required to take any action to participate in the spin-off. We are not soliciting your proxy, because shareholder approval of the spin-off is not required.


                                          Sincerely,


                                          R. S. Evans
                                          Chairman and Chief Executive Officer

  PRELIMINARY INFORMATION STATEMENT DATED     , 1999 -- FOR INFORMATION ONLY


                             INFORMATION STATEMENT

                               ----------------

                             CRANE CO.'S SPIN-OFF
                                      OF
                         HUTTIG BUILDING PRODUCTS, INC.

                               ----------------

     You are being furnished with this Information Statement in connection with the spin-off by Crane Co. of all of the outstanding common stock of Huttig Building Products, Inc. to stockholders of Crane. Huttig comprises the substantial majority of Crane's Wholesale Distribution segment.

     Crane will accomplish the spin-off by distributing all issued and outstanding shares of Huttig common stock to holders of record of Crane common stock. Crane will distribute one share of Huttig common stock for every
Crane shares held as of the close of business on       , 1999. The actual number
of Huttig shares to be distributed will depend on the number of Crane shares outstanding on that date.

     OWNING SHARES OF HUTTIG COMMON STOCK WILL ENTAIL RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 8.

     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE SPIN-OFF. YOU ARE NOT BEING ASKED FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND HUTTIG OR CRANE A PROXY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.







                               ----------------







            The date of this Information Statement is     , 1999.

                               TABLE OF CONTENTS



                                                                                         PAGE
                                                                                         ----
SUMMARY ..............................................................................     3
RISK FACTORS .........................................................................     8
CAUTIONARY STATEMENT .................................................................    11
BUSINESS .............................................................................    11
   Overview ..........................................................................    11
   Industry Trends ...................................................................    12
   Strategy ..........................................................................    13
   Products ..........................................................................    14
   Purchasing ........................................................................    15
   Sales and Marketing ...............................................................    15
   Customers .........................................................................    15
   Competition .......................................................................    16
   Facilities ........................................................................    16
   Tradenames ........................................................................    16
   Employees .........................................................................    16
   Seasonality .......................................................................    17
   Backlog ...........................................................................    17
   Legal Proceedings .................................................................    17
   Environmental .....................................................................    17
HUTTIG HISTORICAL SELECTED FINANCIAL DATA ............................................    18
HUTTIG UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION ...........................    19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
 CONDITION ...........................................................................    22
MARKET RISK DISCLOSURE ...............................................................    24
CREDIT FACILITY ......................................................................    24
THE SPIN-OFF .........................................................................    25
  Reasons for the Spin-Off ...........................................................    25
  Manner of Effecting the Spin-Off ...................................................    25
  Results of the Spin-Off ............................................................    26
  Certain Federal Income Tax Consequences of the Spin-Off ............................    26
  Listing and Trading of Huttig Common Stock .........................................    27
ARRANGEMENTS WITH CRANE RELATING TO THE SPIN-OFF .....................................    28
  Distribution Agreement .............................................................    28
  Employee Matters Agreement .........................................................    29
  Tax Allocation Agreement ...........................................................    31
MANAGEMENT ...........................................................................    32
  Directors ..........................................................................    32
  Committees of the Board of Directors ...............................................    33
  Compensation of Directors ..........................................................    33
  Executive Officers .................................................................    34
BENEFICIAL OWNERSHIP OF HUTTIG COMMON STOCK BY DIRECTORS AND MANAGEMENT ..............    35
PRINCIPAL STOCKHOLDERS OF HUTTIG .....................................................    36
COMPENSATION OF EXECUTIVE OFFICERS ...................................................    36
  Summary Compensation Table .........................................................    36
  Option Grants In Last Fiscal Year ..................................................    37
  Aggregate Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values ...    38
  Retirement Benefits ................................................................    38
  Other Agreements and Information ...................................................    39
DESCRIPTION OF HUTTIG CAPITAL STOCK ..................................................    40
  Common Stock .......................................................................    40
  Preferred Stock ....................................................................    40
  Rights Plan ........................................................................    41
  Certain Provisions of Huttig's Governing Documents .................................    43
  Anti-takeover Legislation ..........................................................    43
  Transfer Agent and Registrar .......................................................    44
LIABILITY AND INDEMNIFICATION OF HUTTIG OFFICERS AND DIRECTORS .......................    44
  Elimination of Liability ...........................................................    44
  Indemnification of Officers and Directors ..........................................    44
AVAILABLE INFORMATION ................................................................    45
INDEX TO FINANCIAL STATEMENTS ........................................................   F-1

                                    SUMMARY

     This summary highlights selected information from this document, but does not contain all the details concerning the spin-off, including information that may be important to you. To better understand Huttig and the spin-off, you should carefully review this entire document. References to "Huttig" or "the Company" mean Huttig Building Products, Inc. and its subsidiaries and divisions. References to "Crane" mean Crane Co. and its subsidiaries and divisions.

OVERVIEW OF HUTTIG'S BUSINESS AND STRATEGY

     Huttig is a distributor of building materials used principally in new residential construction and in home improvement, remodeling and repair work. Its products are distributed through 45 distribution centers serving 41 states principally to building materials dealers (who, in turn, supply the end-user), directly to professional builders and large contractors, and to home centers, national buying groups and industrial and manufactured housing builders. Huttig's American Pine Products manufacturing facility, located in Prineville, Oregon, produces softwood moldings. Approximately 20% of its sales are to Huttig's distribution centers.

     Huttig's growth strategy is to provide the residential construction business with differentiated building products and excellent service and to enhance Huttig's profitability through increased efficiencies. Huttig plans to execute this strategy through acquisitions that allow it to expand geographically, consolidate in existing markets or broaden its customer base, and by focusing on customer service, capitalizing on the size of its distribution center network and reducing its transaction costs.

     Huttig's products include doors, windows, moldings, specialty building materials such as housewrap, stair parts and engineered wood products, and lumber and other commodity building products. Products carried by a particular distribution center vary by location. Many of Huttig's products, such as pre-hung doors, pre-assembled windows, cut-to-length molding and lumber, are customized to customer specifications, resulting in higher margin, value-added business. In order to improve customer service, Huttig is focused on increasing its product offerings with a greater depth of similar products and a broader range of complementary products, such as wall panels, trusses and engineered floor systems.

     To varying degrees in different markets, Huttig offers a number of services to its customers, including assistance with project design and product specifications, installation of products and coordination of job-site delivery with whole house packages staged for delivery as needed by the contractor.

     Each distribution center is focused on meeting local market needs and offering competitive prices. Inventory levels, merchandising and pricing are tailored to local markets. Huttig's information system provides each distribution center manager with real-time pricing, inventory availability and margin analysis to facilitate this strategy. Huttig also supports its distribution centers with centralized product management, credit and financial controls, training and marketing programs and human resources expertise.

     Huttig seeks to closely align its employee compensation structure with its shareholders' interests. A significant part of the compensation of most of Huttig's employees is based on the performance of individual distribution centers. Huttig's management incentive compensation programs, in which all executive officers and building center managers participate, are based on increasing the after-tax rate of return on the assets employed in its business. In addition, Huttig's stock-based compensation plans ensure that key employees are focused on actions and strategies intended to increase shareholder value.

QUESTIONS AND ANSWERS ABOUT HUTTIG AND THE SPIN-OFF


Why is Huttig being spun off by Crane?     o  Huttig is being spun off for the following reasons:

                                              o  The spin-off should allow Huttig to more
                                                 effectively pursue its acquisition strategy by,
                                                 among other things, providing it the flexibility
                                                 to use its stock as currency to purchase
                                                 potential acquisition targets.

                                              o  The growth and management strategies of Huttig's
                                                 distribution business are not fully aligned with
                                                 the other businesses of Crane. Separation of its
                                                 business from Crane will allow Huttig to better
                                                 position its own strategic objectives in its area
                                                 of expertise, which should result in enhanced
                                                 growth.

                                              o  The spin-off will enable Huttig to have direct
                                                 access to capital markets. Depending upon market
                                                 conditions, Huttig may raise equity capital to
                                                 retire some or all of its outstanding debt.

                                              o  The spin-off will allow Huttig to recruit, retain
                                                 and motivate key employees by providing them with
                                                 stock-based compensation incentives directly tied
                                                 to the success of Huttig's business.

What will I receive in the spin-off?       o  Crane will distribute one share of Huttig common
                                              stock for every shares of Crane common stock owned
                                              as of , 1999. For example, if you own 100 shares of
                                              Crane common stock, you will receive shares of
                                              Huttig common stock. You will continue to own your
                                              Crane common stock.


What do I have to do to participate in     o  Nothing. No stockholder vote is required for the
the spin-off?                                 spin-off.

How will Crane distribute Huttig           o  If you own Crane common stock on the record date,
common stock to me?                           the distribution agent will automatically credit
                                              your shares of Huttig common stock to a book-entry
                                              account established to hold your Huttig common stock
                                              on , 1999 and will mail you a statement of your
                                              Huttig common stock ownership. Following the
                                              spin-off you may retain your shares of Huttig common
                                              stock in your book-entry account, sell them,
                                              transfer them to a brokerage or other account, or
                                              request a physical certificate for whole shares.

                                            o  You will not receive new Crane stock certificates.

What is the record date?                    o  The record date is      , 1999.

What if I hold my shares of Crane           o  If you hold your shares of Crane common stock
common stock through my stockbroker,           through your stockbroker, bank or other nominee, you
bank or other nominee?                         are probably not a stockholder of record and your
                                               receipt of Huttig common stock depends on your
                                               arrangements with the nominee that holds your shares
                                               of Crane common stock for you. It is anticipated
                                               that

                                              stockbrokers and banks generally will credit their
                                              customers' accounts with Huttig common stock on or
                                              about      , 1999, but you should check with
                                              your stockbroker, bank or other nominee. Following
                                              the spin-off you may instruct your stockbroker, bank
                                              or other nominee to transfer your shares of Huttig
                                              common stock into your own name to be held in
                                              book-entry form through the direct registration
                                              system operated by the distribution agent.

How will you treat fractional shares?      o  If you own fewer than    shares of Crane common stock,
                                              you will receive cash instead of your fractional
                                              share of Huttig common stock. If you own or more
                                              shares of Crane common stock, your book-entry
                                              account will be credited with all whole and
                                              fractional shares of Huttig common stock you should
                                              receive unless you request physical certificates (in
                                              which case you will receive physical certificates
                                              for all whole shares of Huttig common stock you
                                              should receive and cash instead of any fractional
                                              share interest). Fractional shares to be cashed out
                                              will be aggregated and sold by the distribution
                                              agent, which will distribute to you your portion of
                                              the cash proceeds promptly after the spin-off. No
                                              interest will be paid on any cash distributed in
                                              lieu of fractional shares.

What is Huttig's dividend policy?          o  It is currently anticipated that no cash dividends
                                              will be paid on Huttig common stock in the
                                              foreseeable future in order to conserve cash for use
                                              in Huttig's business, for possible future
                                              acquisitions and for debt reduction. It is expected
                                              that Huttig will periodically re-evaluate this
                                              dividend policy taking into account its operating
                                              results, capital needs and other factors.


How will Huttig common stock trade?        o  Huttig has applied to list its common stock on the
                                              New York Stock Exchange under the symbol "HBP" and
                                              expects that regular trading will begin on       , 1999.
                                              A temporary form of interim trading called
                                              "when-issued trading" may occur for Huttig common
                                              stock on or before         , 1999 and continue through
                                                        , 1999. A when-issued listing can be identified
                                              by the "wi" letters next to Huttig common stock on the
                                              New York Stock Exchange Composite Tape. If when-issued
                                              trading develops, you may buy or sell Huttig common
                                              stock in advance of the , 1999 spin-off. When-issued
                                              trading occurs in order to develop an orderly market
                                              and trading price for Huttig common stock after the
                                              spin-off.

                                           o  Crane common stock will continue to trade on a
                                              regular basis and may also trade on a when-issued
                                              basis, reflecting an assumed post-spin-off value for
                                              Crane common stock. When-issued trading in Crane



                                              common stock, if available, could last from on or
                                              before        , 1999 through        , 1999. If this occurs,
                                              an additional listing for Crane common stock, followed
                                              by the "wi" letters, will appear on the New York
                                              Stock Exchange Composite Tape.

Is the spin-off taxable for United States  o  No. Crane has requested a tax ruling from the
federal income tax purposes?                  Internal Revenue Service stating in principle that
                                              the spin-off will be tax-free to Crane and to
                                              Crane's stockholders. See "Risk Factors" and "The
                                              Spin-Off -- Certain Federal Income Tax Consequences
                                              of the Spin-Off."

Will Huttig be related to Crane in any     o  Crane will not own any Huttig common stock after the
way after the spin-off?                       spin-off.

                                           o  The board of directors of Huttig will consist of
                                              eight directors, seven of whom currently serve as
                                              directors of Crane. Mr. R. S. Evans, Chairman and
                                              Chief Executive Officer of Crane, is the Chairman of
                                              Huttig.

                                           o  Crane's largest stockholder, The Crane Fund, will
                                              also be Huttig's largest stockholder holding
                                              approximately 11.00% of Huttig's outstanding common
                                              stock. The current trustees of The Crane Fund are
                                              officers of Crane. See "Principal Stockholders of
                                              the Company."

                                           o  Huttig and Crane have entered into the following
                                              agreements:

                                           o  A Distribution Agreement, which provides for the
                                              actions required to separate Huttig's businesses
                                              from other businesses of Crane and governs various
                                              relationships and circumstances that may arise
                                              between Huttig and Crane after the spin-off.

                                           o  An Employee Matters Agreement, which addresses
                                              issues between Crane and Huttig about employees,
                                              pension and other employee benefit plans and other
                                              compensation arrangements for current and former
                                              employees of Huttig.

                                           o  A Tax Allocation Agreement dividing certain U.S.
                                              federal, state, local and non-U.S. tax liabilities
                                              between Crane and Huttig.

                                           o  A Transition Services Agreement under which Crane
                                              will provide various transition services to Huttig
                                              for limited periods of time following the spin-off.

Are there any risks entailed in owning     o  Yes. Stockholders should consider carefully the
Huttig common stock?                          matters discussed in the section of this Information
                                              Statement called "Risk Factors."

WHAT HAS ALREADY BEEN DONE IN PREPARATION FOR THE SPIN-OFF

Board Appointments                         o  The Huttig board of directors is expected to consist
                                              initially of the following individuals, all of whom
                                              are currently directors of Crane other than Mr.
                                              Kulpa: Mr. E. Thayer Bigelow, Jr.,Mr. R. S. Evans,
                                              Mr. Richard S. Forte, Mr. Dorsey R. Gardner, Mr.
                                              Barry J. Kulpa, Mr. Dwight C. Minton, Mr. Charles J.
                                              Queenan, Jr. and Mr. James L. L. Tullis.

Senior Management                          o  It is expected that Huttig senior management after
                                              the spin-off will be the same persons who are
                                              currently serving as executive officers of Huttig.
                                              In addition, Mr. R.S. Evans, Chairman and Chief
                                              Executive Officer of Crane, will continue to be the
                                              Chairman of Huttig. "See Management -- Executive
                                              Officers."

New Credit Arrangements                    o  A -year, $[75] million [unsecured revolving credit
                                              facility] has recently been established by Huttig,
                                              the proceeds of which will be used by Huttig prior
                                              to the spin-off to repay certain of Huttig's debt
                                              obligations and other liabilities to Crane and
                                              certain of its affiliates. Crane will cause any
                                              remaining debt obligation of Huttig to Crane or its
                                              affiliates to be canceled or Crane will contribute
                                              cash to Huttig in an amount sufficient to repay
                                              fully any remaining debt to Crane or its affiliates
                                              prior to the spin-off. In the event that Huttig has
                                              any remaining borrowing availability under this
                                              credit facility following repayment of its debt
                                              obligations to Crane or its affiliates, Huttig
                                              expects to use such funds for working capital or
                                              general corporate purposes.


WHO CAN HELP ANSWER YOUR QUESTIONS

     Stockholders of Crane with questions relating to the spin-off should contact:

                           Beacon Hill Partners, Inc.
                                90 Broad Street
                            New York, New York 10004
                                 (212) 843-8500

     The distribution agent for Huttig common stock in the spin-off and the transfer agent and registrar for Huttig common stock after the spin-off is:


                    ChaseMellon Shareholder Services, L.L.C.
                                Overpeck Centre
                               85 Challenger Road
                         Ridgefield, New Jersey 07660
                                [Telephone No.]
                       -------------------------------

                                 RISK FACTORS

 o CYCLICALITY AND SEASONALITY IN THE NEW RESIDENTIAL CONSTRUCTION AND HOME IMPROVEMENT INDUSTRY COULD HAVE A MATERIAL ADVERSE EFFECT ON HUTTIG'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       Huttig's sales depend heavily on the strength of the national and local new residential construction and home improvement and remodeling markets. The strength of these markets depends on new housing starts and residential renovation projects, which are a function of many factors beyond Huttig's control, including interest rates, employment levels, availability of credit, prices of commodity wood products and consumer confidence.

       Future downturns in the markets that Huttig serves could have a material adverse effect on its operating results or financial condition. In addition, because these markets are sensitive to cyclical changes in the economy in general, future downturns in the economy could have a material adverse effect on Huttig's financial condition and results of operations.

       Huttig's first quarter and, to a lesser extent, its fourth quarter, are typically adversely affected by winter construction cycles and weather patterns in colder climates as the level of activity in the new construction and home improvement markets decreases. Because much of Huttig's overhead and expense remains relatively fixed throughout the year, its profits also tend to be lower during the first and fourth quarters. The effects of winter weather patterns on Huttig's business are offset somewhat by the increase in residential construction activity during the same period in the deep South, Southwest and Southern California markets in which Huttig participates. It is expected that these seasonal variations will continue in the future.

 o COMPETITION IN HUTTIG'S INDUSTRY COULD RESULT IN LOWER SALES AND PRICES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       The building products distribution industry is highly competitive. The principal competitive factors in this industry are:

        o  availability of materials and supplies;

        o  service and delivery capabilities;

        o  ability to assist with problem-solving;

        o  relationships with customers; and

        o  breadth of product offerings.

Also, financial stability and geographic coverage are important to manufacturers in choosing distributors for their products.

       Huttig's competition varies by product line, customer classification and geographic market. It competes with many local, regional and, in certain markets and product categories, national building products distributors and dealers. Huttig also competes with major product manufacturers with national distribution capability. To a limited extent in certain markets, Huttig competes with the large home center chains for the business of smaller contractors. There can be no assurance that competition from these large home center chains will not, in the future, include competition for the business of larger contractors.

       Some of Huttig's competitors have greater financial and other resources. Because they have greater resources, they may be able to withstand sales or price decreases better than Huttig can. There can be no assurance that Huttig will be able to respond effectively to the competitive pressures in its industry.

 o HUTTIG'S PLANNED PURSUIT OF ACQUISITIONS INVOLVES RISKS THAT MAY HAVE AN ADVERSE EFFECT ON HUTTIG'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


       As part of its growth strategy, Huttig plans to pursue acquisitions. If Huttig is not correct when it assesses the value, strengths, weaknesses, liabilities and potential profitability of acquisition candidates or it is not successful in integrating the operations of the acquired businesses, it could have a material adverse effect on Huttig's financial condition and results of operation. Huttig also may not be successful finding desirable acquisition candidates or completing acquisitions with candidates that it identifies. Depending upon the size of a particular transaction or the magnitude of Huttig's acquisition activity in the aggregate, future acquisitions could require additional equity capital, further borrowings and/or the consent of Huttig's lenders. Future acquisitions that Huttig finances through issuing equity securities could be dilutive to then current stockholders. There can be no assurances that Huttig's lenders will consent to any capital raising or acquisition transactions.

 o HAVING NO OPERATING HISTORY AS A STAND-ALONE COMPANY MAKES IT IMPOSSIBLE TO PREDICT HUTTIG'S PROFITABILITY AFTER THE SPIN-OFF.

       Huttig has historically relied on Crane for certain financial and administrative services, such as treasury, legal, tax, insurance and employee benefit plan administration. After the spin-off, Crane will only be obligated to provide Huttig with assistance and services set forth in the Transition Services Agreement. See "Arrangements with Crane Relating to the Spin-Off."

       Following the spin-off, Huttig will incur the additional costs of performing these functions itself, as well as the additional expenses associated with the management of a public company. While Huttig has been profitable as part of Crane, there can be no assurance that, as a stand-alone company, its future profits will be comparable to historical results before the spin-off. See "Huttig Unaudited Pro Forma Condensed Financial Information."

 o IF HUTTIG CANNOT ATTRACT AND RETAIN KEY PERSONNEL IT COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS FUTURE SUCCESS.

       Huttig's future success depends to a significant extent upon the continued service of its executive officers and other key management and technical personnel and on its ability to continue to attract, retain and motivate qualified personnel. The loss of the services of one or more of Huttig's key employees or its failure to attract, retain and motivate qualified personnel could have a material adverse effect on its financial condition and results of operations.

 o ANY INABILITY TO OBTAIN THE PRODUCTS THAT HUTTIG DISTRIBUTES COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       Huttig distributes building products that are manufactured by a number of major suppliers. As is customary in this industry, Huttig does not have long-term contracts with its suppliers. Although Huttig believes that its relationships with its suppliers are strong and that it would have access to similar products from competing suppliers, any disruption in its sources of supply, particularly of the most commonly sold items, could have a material adverse effect on its financial condition and results of operations. Supply shortages may occur as a result of unanticipated demand or production difficulties. When shortages occur, building material suppliers often allocate products among distributors. Future shortages may occur from time to time and may have a short-term material adverse effect on Huttig's financial condition and results of operations.

 o HUTTIG'S FINANCIAL PERFORMANCE IS INFLUENCED BY THE FLUCTUATION IN PRICES OF COMMODITY WOOD PRODUCTS THAT HUTTIG BUYS AND THEN RESELLS.

       In parts of Huttig's business, such as the softwood molding manufacturing operation and certain of its distribution centers, Huttig is subject to periodic fluctuations in the prices of wood commodities. Huttig's profitability is influenced by these fluctuations due to the change in commodity prices between the time it buys them and the time it resells them. There can be no assurance that an inability to manage these fluctuations would not have a material adverse effect on Huttig's financial condition and results of operations.

 o BECAUSE THERE HAS BEEN NO PRIOR MARKET FOR HUTTIG'S COMMON STOCK, IT IS IMPOSSIBLE TO PREDICT THE PRICES AT WHICH HUTTIG COMMON STOCK WILL TRADE IN THE OPEN MARKET.

       There has been no prior trading market for Huttig's common stock, and there can be no guarantee as to the prices at which it will trade after completion of the spin-off. Until Huttig common stock is fully distributed and an orderly market develops, the trading prices for it may fluctuate significantly. The prices at which shares of Huttig common stock trade will be determined by the marketplace and may be influenced by many factors, including, among other things, the following factors:

        o  the depth and liquidity of the market for Huttig common stock;

        o investor perceptions of Huttig, its business and the industries in which it operates;

        o  Huttig's dividend policy;

        o  Huttig's financial results; and

        o  general economic and market conditions.

 o IF SUBSTANTIAL VOLUMES OF THE HUTTIG COMMON STOCK RECEIVED IN THE SPIN-OFF ARE RE-SOLD SOON AFTER THE SPIN-OFF, IT COULD CAUSE A DECREASE IN THE MARKET PRICE OF HUTTIG COMMON STOCK.

       Substantially all of the shares of Huttig common stock distributed in the spin-off will be eligible for immediate resale in the public market. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors.

       It can not be predicted whether substantial amounts of Huttig common stock will be sold in the open market following the spin-off or what effect such sales might have. A large volume of sales in the public market during this period, or the perception that any redistribution has not been completed, could have a material adverse effect on the market price of Huttig common stock.

 o FAILURE OF REPRESENTATIONS AND ASSUMPTIONS UNDERLYING THE IRS TAX RULING COULD CAUSE THE SPIN-OFF NOT TO BE TAX-FREE TO CRANE OR TO CRANE'S STOCKHOLDERS AND MAY GIVE RISE TO INDEMNIFICATION OBLIGATIONS ON HUTTIG'S PART.

       While a tax ruling relating to the qualification of a spin-off as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code generally is binding on the IRS, the continuing validity of a tax ruling is subject to certain factual representations and assumptions. Neither Crane nor Huttig is aware of any facts or circumstances that would cause the representations and assumptions contained in the tax ruling request made by Crane to be untrue.

       If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, Crane would recognize taxable gain equal to the excess of the fair market value of the Huttig common stock distributed to Crane's stockholders over Crane's tax basis in the Huttig common stock. In addition, each Crane stockholder who receives the Huttig common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Huttig common stock.

       If the spin-off qualified under Section 355 of the Code but was disqualified as tax-free to Crane because of certain post-spin-off circumstances, such as an acquisition of Huttig within two years after the spin-off, Crane would recognize taxable gain but the spin-off would generally be tax-free to each Crane stockholder.

       The Tax Allocation Agreement provides that Huttig will be responsible for any taxes imposed on Crane that would not have been payable but for the breach by Huttig of any representation, warranty or obligation under the Tax Allocation Agreement, the tax ruling request or the Distribution Agreement. For example, under the Tax Allocation Agreement, unless Huttig receives an opinion of counsel reasonably satisfactory to Crane or a new IRS ruling to the effect that the action will not disqualify the spin-off from tax-free treatment, Huttig may not for two years after the spin-off, among other things, be acquired by a third party or repurchase more than 20% of the outstanding Huttig common stock. If any of the taxes described above were to become payable by Huttig because it breached one of these or its other representations or obligations, that payment would have a material adverse effect on Huttig's financial position, results of operations and cash flow and could exceed its net worth by a substantial amount. See "Arrangements with Crane Relating to the Spin-Off-- Tax Allocation Agreement."

 o IF HUTTIG IS NOT SUCCESSFUL IN MANAGING ITS YEAR 2000 TRANSITION IT COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       Crane and Huttig are in the process of implementing plans to address issues related to the impact of the Year 2000 on Huttig's business systems, infrastructure and suppliers. The estimated costs associated with these efforts continue to be evaluated based on actual experience.

       While Huttig believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business, financial condition and results of operations, there can be no assurance that this will be the case. In addition, Huttig may be adversely affected by the failure of suppliers, customers and federal, state, local and foreign governments to address Year 2000 issues affecting their systems.

       See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Year 2000."

 o PROVISIONS OF HUTTIG'S GOVERNING DOCUMENTS, APPLICABLE LAW AND THE TAX ALLOCATION AGREEMENT COULD HAVE THE EFFECT OF DELAYING OR PREVENTING A CHANGE IN CONTROL OF HUTTIG, WHICH MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF HUTTIG'S COMMON STOCK.

       Huttig's Restated Certificate of Incorporation, Restated Bylaws and Rights Agreement, and the General Corporation Law of the State of Delaware (the "DGCL") contain provisions that could make the acquisition of control of Huttig in a transaction not approved by Huttig's board of directors more difficult. See "Description of Huttig Capital Stock -- Rights Plan," "-- Certain Provisions of Huttig's Governing Documents," and "-- Anti-takeover Legislation." Certain tax consequences described above may also discourage an acquisition of control of Huttig for some period of time.

                             CAUTIONARY STATEMENT

       You are cautioned that this document contains disclosures that are forward-looking statements. All statements regarding Huttig's expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, projected costs or cost savings, capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and markets for stock are forward-looking statements. In addition, forward-looking statements include statements in which words such as "expect," "believe," "anticipate," "intend," "plans," "should," "opportunity" or similar expressions are used. Although it is believed that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct, and actual results may differ materially from those reflected in the forward-looking statements.

       Factors that could cause Huttig's actual results to differ from the expectations reflected in the forward-looking statements in this document include those set forth in "Risk Factors" as well as those risks relating to leverage and debt service requirements (including sensitivity to fluctuations in interest rates) and general business and economic conditions.

       Neither Huttig nor Crane has any intention of or obligation to update forward-looking statements, even if new information, future events or other circumstances make them incorrect or misleading.

                                   BUSINESS


OVERVIEW

       Huttig is a distributor of building materials used principally in new residential construction and in home improvement, remodeling and repair work. Its products are distributed through 45 distribution centers serving 41 states principally to building materials dealers (who, in turn, supply the end-user), directly to professional builders and large contractors, and to home centers, national buying groups and industrial and manufactured housing builders. Huttig's American Pine Products manufacturing facility, located in Prineville, Oregon, produces softwood moldings. Approximately 20% of its sales are to Huttig's distribution centers.

       Huttig's growth strategy is to provide the residential construction business with differentiated building products and excellent service and to enhance its profitability through increased efficiencies. Huttig plans to execute this strategy through acquisitions that allow it to expand geographically, consolidate in existing markets or broaden its customer base, and by focusing on customer service, capitalizing on the size of its distribution center network and reducing its transaction costs.

       Huttig's products include doors, windows, moldings, specialty building materials such as housewrap, stair parts and engineered wood products, and lumber and other commodity building products. Products carried by a particular distribution center vary by location. Many of Huttig's products, such as pre-hung doors, pre-assembled windows, cut-to-length molding and lumber are customized to customer specifications, resulting in higher margin value-added business. In order to improve customer service, Huttig is focused on increasing its product offerings with a greater depth of similar products and a broader range of complementary products such as wall panels, trusses and engineered floor systems.

       To varying degrees in different markets, Huttig offers a number of services to its customers, including assistance with project design and product specifications, installation of products and coordination of job-site delivery with whole house packages staged for delivery as needed by the contractor. Huttig sells on open account terms to pre-approved customers at all locations.

       Each distribution center is focused on meeting local market needs and offering competitive prices. Inventory levels, merchandising and pricing are tailored to local markets. Huttig's information system provides each distribution center manager with real-time pricing, inventory availability and margin analysis to facilitate this strategy. Huttig also supports its distribution centers with centralized product management, credit and financial controls, training and marketing programs and human resources expertise.

       Huttig seeks to closely align its employee compensation structure with its shareholders' interests. A significant part of the compensation of most of Huttig's employees is based on the performance of individual distribution centers. Huttig's management incentive compensation programs, in which all executive officers and building center managers participate, are based on increasing the after-tax rate of return on the assets employed in its business. In addition, Huttig's stock-based compensation plans ensure that key employees are focused on actions and strategies intended to increase shareholder value.

INDUSTRY TRENDS

       The building materials distribution industry is characterized by its substantial size, highly fragmented ownership structure and dependence on the cyclical and seasonal home building industry.

       New housing starts in the U.S. in 1998 approximated 1.7 million based on data from F.W. Dodge, including 1.3 million single family residences. Approximately 64% of single family new construction in 1998 occurred in markets served by Huttig's distribution centers. According to the U.S. Department of Commerce, total spending on U.S. new residential construction in 1998 was $214.0 billion and aggregate expenditures for residential repair and remodeling were an additional $120.0 billion. Huttig believes that sales of windows, doors and other millwork accounted for approximately $12.0 billion in 1998.

       Prior to the 1970's, building materials were sold in both rural and metropolitan markets largely by local dealers, such as lumberyards and hardware stores. These dealers, who generally purchased their products from wholesale distributors, sold building products directly to homeowners, contractors and homebuilders. In the late 1970's and 1980's, the advent of home center chains such as The Home Depot and Lowe's began to alter this distribution channel, particularly in metropolitan markets, as these retailers started to displace some local dealers. These mass merchandisers market a broad range of competitively priced building materials to the homeowner and small home improvement contractor. Also during this period, some building materials manufacturers such as Georgia Pacific and Weyerhauser began selling their products directly to home center chains and to local dealers as well. Accordingly, most wholesale distributors have been diversifying their businesses by seeking to sell directly to large contractors and homebuilders in selected markets and by providing home centers with fill-in and specialty products. Also, as large homebuilding companies seek to streamline the new residential construction process, building materials distributors have increasing opportunities to provide higher margin turnkey products and services.

       The increasingly competitive environment faced by dealers also has prompted a trend toward industry consolidation that Huttig believes offers significant opportunities. Many distributors in the building materials industry are small, privately-held companies that generally lack the purchasing power of a larger entity and may also lack the broad lines of products and sophisticated inventory management and control systems typically needed to operate a multi-branch distribution network. These characteristics are also driving the consolidation trend in favor of companies like Huttig that operate nationally and have significant infrastructure in place.

STRATEGY

       Huttig's strategy is to grow its business by providing the residential construction industry with differentiated building products and excellent service, and to enhance its profitability through increased efficiencies. To execute this strategy, Huttig is focusing on four goals:

        o  Expansion through acquisition;

        o  Enhancing customer service;

        o  Leveraging its size; and

        o  Lowering transaction costs.

       Expansion Through Acquisition. Huttig's acquisition strategy is to target leading traditional regional building materials distributors whose acquisition will allow Huttig to:

        o  enter new geographic markets;

        o  consolidate its presence in existing markets through

           o increasing economies of scale in terms of delivery capabilities and purchasing, or

           o broadening its product offerings, including those that will enhance its reputation as a value-added distributor of name-brand products; or

        o broaden its customer base, including by increasing direct sales to builders and contractors.

Although Huttig has locations across most of the U.S., it does not have distribution centers in Texas or the Rocky Mountain or Great Lakes regions. Huttig also sees opportunity for greater market penetration in some of the mid-Atlantic states. Value-added service capabilities, such as project design assistance, installation of products and the ability to provide and co-ordinate delivery of building materials for whole house construction, also influence the selection of acquisition targets.

       Enhancing Customer Service. Huttig is seeking to increase sales and profitability through enhancing customer service in the following ways:

        o Increasing the breadth of its product lines to provide more "one-stop-shop" capabilities.

        o Positioning itself to provide efficient outsourcing of value-added services.

        o Optimizing ease and responsiveness in the order-taking and delivery process.

       Leveraging Its Size. Huttig has established a centralized approach to product management and administrative functions in order to capitalize on the size of its U.S. distribution center network.

        o Inventory levels, merchandising and pricing are tailored to local markets, but vendor selection and purchase cost are negotiated nationally from Huttig's headquarters. Huttig seeks to be a major customer of its suppliers, enabling it to obtain beneficial pricing and purchasing terms, ensure timely delivery of products and maintain appropriate inventory availability. Management believes that further opportunities to realize purchasing economies exist and Huttig intends to pursue such opportunities.

        o Huttig centralizes many administrative functions such as accounting and finance, information technology, employee benefits, insurance, human resources, legal and national account sales efforts, both to achieve economies of scale and to permit distribution center managers to focus on sales, service and profitability.

        o The benefits of centralization are being further leveraged through the consolidation of distribution centers with overlapping service areas. Huttig plans to continue consolidation of locations in tandem with its acquisition strategy.

       Lowering Transaction Costs. Huttig is organizing to reduce transaction costs through increased operating efficiencies. Utilization of Six Sigma, a statistical and analytic process improvement technique to reduce inefficiencies, has been employed beneficially in this effort.

        o Huttig's centralization of product management and administrative functions, and the consolidation of overlapping locations, are an integral part of its efforts to increase operating efficiencies. Huttig is also working to centralize logistics and transportation functions.

        o Another key effort Huttig is undertaking is the standardization of processes and procedures at its distribution centers, which Huttig believes will further enhance the ability of its managers to focus on sales, service and profitability.

        o Assisted by recent investment in technology through installation of a wide area network and upgrades to its computer systems, Huttig can provide administrative support to multiple distribution centers from another center or to all centers from headquarters. Huttig's information system provides its distribution center managers with real-time pricing, inventory availability and margin analysis.

PRODUCTS

       Each distribution center carries a variety of products that vary by location. Huttig's principal products are doors, windows, moldings, specialty building materials such as housewrap, stair parts and engineered wood products, and lumber and other commodity building products.

       The following table sets forth information regarding the percentage of net sales represented by the specified categories of total products sold by Huttig's distribution centers during each of the last two fiscal years. While it is believed that the percentages included in the table generally indicate the mix of Huttig's sales by category of product, the specific percentages are affected year-to-year by changes in the prices of commodity wood products, as well as changes in unit volumes sold.


                           1998     1997
                          ------   -----
Doors .................     37%      37%
Specialty Building
   Materials ..........     20       21
Windows ...............     19       21
Moldings ..............     12       15
Lumber and Other
   Commodity
   Products ...........     12       6

       Huttig's sales of doors were approximately $260.0 million in 1998 and included both interior and exterior doors and pre-hung door units. Huttig sells wood, steel and composite doors from various branded manufacturers such as Therma-Tru (Registered Trademark) , Jeld-Wen (Registered Trademark) , Florida Made, and Premdor, as well as providing value-priced unbranded products. The pre-hanging of a door within its frame is a value-added service that Huttig provides, allowing an installer to quickly place the unit in the house opening. Coupled with pre-hanging, Huttig also assembles many exterior doors with added sidelites and transoms, also value-added services and products. To meet the increasing demand for pre-hung doors, Huttig invested $3.0 million in the past year in state-of-the-art equipment, which allowed it to increase its capacity by approximately 20%.

       Sales of specialty building materials were $141.0 million in 1998. Included in this category are products differentiated through branding or value-added characteristics. Branded products include Tyvek (Registered Trademark) housewrap, L. J. Smith Stair Systems and Simpson Strong-Tie (Registered Trademark) connectors. Also included in specialty sales are trusses, wall panels and engineered wood products such as floor systems assembled in Huttig's new facility in Topeka, Kansas serving the eastern Kansas and western Missouri markets.

       Window sales amounted to $133.0 million in 1998 and included shipments of wood, vinyl-clad, vinyl and aluminum windows from branded manufacturers such as Andersen (Registered Trademark) , Weather Shield and Marvin, as well as unbranded products. Andersen (Registered Trademark) trademarked products, sold to dealers through 13 of Huttig's distribution centers, accounted for a significant majority of Huttig's 1998 sales of windows. Huttig is working to expand the depth of its offerings of windows to include a wider range of quality and price as part of the strategy to better serve the customer.

       Molding sales, including door jams, door and window frames, and decorative ceiling, chair and floor molding, were $89.0 million in 1998. The vast majority of these sales were made by American Pine Products. Profitability of this highly competitive, commodity-priced product depends upon efficient plant operations, rapid inventory turnover and quick reaction to changing market conditions. Moldings are a necessary complementary product line to doors and windows as part of a house's millwork package.

       Sales of lumber and other commodity building products were $85.0 million in 1998. Growth of Huttig's lumber sales has resulted primarily from its acquisition of Mallco Lumber Company in Phoenix in 1997 and Huttig's acquisition of certain assets of and assumption of certain liabilities of Consolidated Lumber Company, Inc. in Kansas City in 1998. These acquisitions reflect Huttig's strategy to provide builders with the capability to purchase a house's framing and millwork package of products from one source and have each component delivered when needed. Other commodity building products include dry wall, metal vents, siding, nails and other miscellaneous hardware.

PURCHASING

       Huttig generally negotiates with its major vendors on a company-wide basis to obtain favorable pricing, volume discounts and other beneficial purchase terms. A majority of Huttig's purchases are made from suppliers offering payment, discount and volume purchase programs. Distribution center managers are responsible for inventory selection and ordering on terms negotiated centrally. This approach allows Huttig's distribution centers to remain responsive to local market demand, while still maximizing purchasing leverage through volume orders. Distribution center managers are also responsible for inventory management at their respective locations.

       Huttig is a party to distribution agreements with certain vendors, including Andersen (Registered Trademark) , on an exclusive or non-exclusive basis, depending on the product and the territory involved. Huttig's distributorships generally are terminable at any time by either party, in some cases without notice, and otherwise on notice ranging up to 60 days.

SALES AND MARKETING

       Each of Huttig's distribution centers tailors its product and service mix to the local market and operates as a separate profit center. Huttig's marketing programs center on fostering strong customer relationships and providing superior service. This strategy is furthered by the high level of technical knowledge and expertise of Huttig's personnel. Huttig focuses its marketing efforts on the residential new housing and remodeling segments, with efforts directed toward the commercial and industrial segments limited to a small portion of its business. Certain of Huttig's suppliers advertise to the trade and directly to the individual consumer through nationwide print and other media.

       Huttig's distribution center sales organization consists of outside field sales personnel serving the customer on-site who report directly to their local distribution center manager. They are supported by inside customer service representatives at each branch. This sales force is compensated by commissions determined on the basis of return on sales or total margin on sales.

CUSTOMERS

       Huttig distributes products to a large number and variety of building materials dealers, professional builders, large contractors, home centers, national buying groups and others.

       Building materials dealers represent Huttig's single largest customer group. Despite the advent of the home center chains and the trends toward consolidation of dealers and increased direct participation in wholesale distribution by some building materials manufacturers, Huttig believes that the wholesale distribution business continues to provide opportunities for increased sales. Huttig is targeting home centers for sales of fill-in and specialty products. In addition, some manufacturers are seeking to outsource the marketing function for their products, a role that Huttig, as a large, financially stable distributor, is well-positioned to fill. Opportunities also exist for large distributors with the necessary capabilities to perform increasing amounts of services such as pre-hanging doors, thereby enabling Huttig to enhance the value-added component of its business.

       The percentage of Huttig's 1998 revenue attributable to various categories of customers are as follows:


Dealers ..........................   62%
Home Centers and Buying Groups       15%
Builders and Contractors .........   13%
Industrial and Manufactured
   Housing .......................   10%

COMPETITION

       Huttig's competition varies by product line, customer classification and geographic market. Huttig competes with many local and regional building product distributors, and, in certain markets and product categories, with national building product distributors and dealers. Huttig also competes with major corporations with national distribution capability, such as Georgia-Pacific, Weyerhaeuser and other product manufacturers that engage in direct sales; however, it also acts as a distributor for certain products of these manufacturers. Huttig sells products to large home center chains such as The Home Depot and Lowe's and, to a limited extent in certain markets, competes with them for business from smaller contractors. Competition from such large home center chains may, in the future, include more competition for the business of larger contractors.

       Huttig believes that competition in the wholesale distribution business is largely on the basis of product availability, service and delivery capabilities and breadth of product offerings. Also, financial stability and geographic coverage are important to manufacturers in choosing distributors for their products. In the builder support business, Huttig's target customers generally select building products distributors on the basis of service and delivery, ability to assist with problem-solving, relationships and breadth of product offerings. Huttig's relative size and financial position are advantageous in obtaining and retaining distributorships for important products. Huttig's relative size also permits it to attract experienced sales and service personnel and gives it the resources to provide company-wide sales, product and service training programs. By working closely with its customers and utilizing its information technology, Huttig's branches are able to maintain appropriate inventory levels and are well-positioned to deliver completed orders on time.

       Huttig's American Pine Products softwood molding manufacturing business competes on the basis of relative length of lead times to produce and deliver product, service and geographic coverage.

FACILITIES

       Huttig's headquarters are in Chesterfield, Missouri, in leased facilities. Its manufacturing facility for softwood moldings is a 280,000-square foot facility owned by Huttig and located in Prineville, Oregon. Approximately 53% of Huttig's 45 distribution centers are leased and the remainder are owned. Warehouse space at Huttig's distribution centers aggregates approximately 2.7 million square feet. The types of facilities at these centers vary by location, from traditional wholesale distribution warehouses that may have particular value-added service capabilities such as pre-hung door operations, to classic lumber yards, and to builder support facilities with broad product offerings and capabilities for a wide range of value-added services. Huttig believes that its locations are well maintained and generally adequate for their purposes.

TRADENAMES

       Historically, Huttig has operated under various tradenames in the markets it serves, retaining the name of an acquired business to preserve local identification. To capitalize on its increasing national presence, Huttig has converted most branch operations to the primary tradename "Huttig Building Products." Some local branches continue to use historical tradenames as secondary tradenames to maintain goodwill.

EMPLOYEES

       At December 31, 1998, Huttig employed 2,328 persons, of which approximately 300 were represented by unions. Huttig has not experienced any strikes or other work interruptions in recent years and has maintained generally favorable relations with its employees. The following table shows the approximate breakdown by job function of Huttig's employees:


Officers and corporate
   administrative ...........      77
Distribution center .........   1,574
Field sales .................     234
Manufacturing ...............     443

SEASONALITY

       Huttig's first quarter and, to a lesser extent, its fourth quarter, are typically adversely affected by winter construction cycles and weather patterns in colder climates as the level of activity in both the new construction and home improvement markets decreases. The effects of winter weather patterns on Huttig's business are offset somewhat by the increase in residential construction activity during the same period in the deep South, Southwest and Southern California markets in which Huttig participates. Huttig also closely monitors operating expenses and inventory levels during seasonally affected periods and, to the extent possible, controls variable operating costs to minimize seasonal effects on profitability.

BACKLOG

       Huttig's customers generally order products on an as-needed basis. As a result, virtually all product shipments in a given fiscal quarter result from orders received in that quarter. Consequently, order backlog represents only a very small percentage of the product sales that Huttig anticipates in a given quarter and is not indicative of its actual sales for any future period.

LEGAL PROCEEDINGS

       Huttig is involved in various lawsuits, claims and proceedings arising in the ordinary course of its business. While the outcome of any lawsuits, claims or proceedings cannot be predicted, Huttig does not believe that the disposition of any pending matters will have a material adverse effect on its financial condition or liquidity.

ENVIRONMENTAL

       Huttig is subject to federal, state and local environmental laws and regulations. Huttig has been identified as a potentially responsible party in connection with the clean up of contamination at two sites. In addition, some of Huttig's distribution centers are located in areas of current or former industrial activity where environmental contamination may have occurred, and for which Huttig, among others, could be held responsible. Huttig does not believe that its contribution to the clean up of the two sites will be material or that there are any material environmental liabilities at any of its distribution center locations. Huttig also believes that it is in compliance with applicable laws and regulations regulating the discharge of hazardous substances into the environment.

                   HUTTIG HISTORICAL SELECTED FINANCIAL DATA

     The following table summarizes certain selected financial data of Huttig. The Statement of Income Data set forth below for each of the three years in the period ended December 31, 1998 and the Balance Sheet Data at December 31, 1998 and 1997 are derived from the audited consolidated financial statements and notes thereto included elsewhere in this Information Statement. The Statement of Income Data set forth below for each of the two years in the period ended December 31, 1995 and the Balance Sheet Data at December 31, 1996, 1995 and 1994 are derived from audited consolidated financial statements of Huttig not included in this Information Statement. The Statement of Income Data set forth below for the six month periods ended June 30, 1999 and 1998 and the Balance Sheet Data at June 30, 1999 and 1998 are derived from the unaudited condensed financial statements included elsewhere in this Information Statement. The historical selected financial data may not necessarily be indicative of Huttig's past or future performance as a separate, stand-alone company. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Huttig's financial statements and notes thereto included elsewhere in this Information statement. Per share data has not been presented because Huttig was not a publicly-held company during the periods presented.


                                  SIX MONTHS ENDED
                                      JUNE 30,                                  YEAR ENDED DECEMBER 31,
                              -------------------------   -------------------------------------------------------------------
                                  1999          1998          1998          1997          1996          1995          1994
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                     (UNAUDITED)                                    (IN THOUSANDS)
Statement of Income
 Data:
 Net sales ................    $380,754      $319,640      $707,450      $625,503      $595,089      $570,856      $598,665
 Depreciation and
   amortization ...........       3,272         2,226         5,586         4,409         4,929         5,228         5,234
 Operating profit .........      11,797         8,534        26,971        19,842        22,105        18,889        19,500
 Interest expense,
   net ....................       3,853         2,912         6,870         4,467           200           352           402
 Income before
   taxes ..................       7,289         5,507        21,851        14,814        20,757        20,094        20,082
 Provision for
   income taxes ...........       2,769         1,929         8,255         5,759         8,469         8,243         8,225
 Net income ...............       4,520         3,578        13,596         9,055        12,288        11,851        11,857
Balance Sheet Data
 (at end of period):
 Assets ...................     213,217       165,658       218,462       153,950       206,430       191,535       185,527
 Long-term debt:
  Note Payable--
    Parent ................      92,182        67,100        93,940        67,100            --            --            --
  Other long-term
    debt ..................       1,253         1,512         1,379         1,715         2,074         2,540         4,911

          HUTTIG UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION


     The following Huttig unaudited pro forma statements of income and balance sheet have been derived from the Huttig historical financial statements included elsewhere in this Information Statement. These statements should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and notes thereto included elsewhere in this Information Statement.

     The Huttig unaudited pro forma statements of income have been prepared on the basis that the spin-off, including the initial borrowings under the Huttig credit agreement and the application of a portion of the proceeds of said borrowings to repay certain indebtedness to Crane, and the aquisition of certain assets and assumption of certain liabilities of Consolidated Lumber Company, Inc., had occurred at January 1, 1998. The Huttig unaudited pro forma balance sheet has been prepared on the basis that the spin-off and the borrowings had occurred on June 30, 1999. The pro forma adjustments as described in the notes to the pro forma statements of income and balance sheet are based on currently available information and contain adjustments that management believes are reasonable. This pro forma information does not necessarily represent what the financial position or results of operations would have actually been if the transactions had in fact occurred on such date or at the beginning of such period or to be indicative of the financial results or results of operations for any future date or period.

          HUTTIG UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                           PRO FORMA
                                         HISTORICAL   ACQUISITION (A)     ADJUSTMENTS     PRO FORMA (B)
                                        ------------ ----------------- ----------------- --------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales .............................   $707,450        $31,253         $     --         $738,703
Cost of sales .........................    606,993         22,850               --          629,843
Selling, general and administrative         67,900          6,664               --           74,564
Depreciation and amortization .........      5,586            239              867 (c)        6,692
                                          --------        -------         --------         --------
Operating profit ......................     26,971          1,500             (867)          27,604
Interest expense, net .................      6,870             --             (797) (d)       6,073
Miscellaneous income, net .............      1,750             73               --            1,823
                                          --------        -------         --------         --------
Income before taxes ...................     21,851          1,573              (70)          23,354
Provision for income taxes ............      8,255            594              (26)(e)        8,823
                                          --------        -------         --------         --------
Net income ............................   $ 13,596        $   979         $    (44)        $ 14,531
                                          ========        =======         ========         ========
Net income per share:
 Basic ...............................................................................
 Diluted .............................................................................
Average diluted shares outstanding ...................................................             (f)

(a) Reflects January to June results of operations of Consolidated Lumber Company, Inc. not included in 1998 results.

(b) Pro forma amounts do not reflect additional estimated annual expenses of approximately $2,000 for insurance, compensation, professional fees, directors fees and other expenses that Huttig expects to incur as a separate, stand-alone company after the spin-off.

(c) Reflects January to June amortization of the excess of the purchase price over the cost of the net assets acquired of Consolidated Lumber Company, Inc. not included in 1998 results.

(d) Reflects interest expense of $5,906 on the $75,000 assumed borrowings under the credit agreement at an annual interest rate of 73/4% and the amortization of $750 in financing fees over eight years, which is $797 less than interest expense of $6,703 incurred on parent company debt for the period.

(e)  Reflects the tax effect of the pro forma adjustments.

(f) Reflects shares issued to effect the spin-off and the dilutive effect of stock options.

          HUTTIG UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999

                                                                   PRO FORMA
                                                 HISTORICAL       ADJUSTMENTS       PRO FORMA (A)
                                                ------------   -----------------   --------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales ...................................     $380,754        $     --           $380,754
Cost of sales ...............................      330,323              --            330,323
Selling, general and administrative .........       35,362              --             35,362
Depreciation and amortization ...............        3,272              --              3,272
                                                  --------        --------            --------
Operating profit ............................       11,797              --             11,797
Interest expense, net .......................        3,853            (835)(b)          3,018
Miscellaneous expense, net ..................          655              --                655
                                                  --------        --------            --------
Income before taxes .........................        7,289             835              8,124
Provision for income taxes ..................        2,769             317 (c)          3,086
                                                  --------        --------            --------
Net income ..................................     $  4,520        $    518            $ 5,038
                                                  --------        --------            --------
Net income per share:
 Basic .......................................................................
 Diluted .....................................................................
Average diluted shares outstanding ...........................................               (d)

(a) Pro forma amounts do not reflect additional estimated six-month expenses of approximately $1,000 for insurance, compensation, professional fees, directors fees and other expenses that Huttig expects to incur as a separate, stand-alone company after the spin-off.

(b) Reflects interest expense of $2,953 on the $75,000 assumed borrowings under the credit agreement at an annual rate of 73/4% and the amortization of $750 in financing fees over eight years, which is $835 less than interest expense of $3,788 incurred on parent company debt for the period.

(c)  Reflects the tax effect of the pro forma adjustments.

(d) Reflects shares to effect the spin-off and the dilutive effect of stock options.

             HUTTIG UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1999




                                                                            PRO FORMA
                                                         HISTORICAL        ADJUSTMENTS       PRO FORMA
                                                        ------------   ------------------   ----------
                                                                        (IN THOUSANDS)
Assets
------
Current Assets:
 Cash ...............................................     $    946        $       --         $    946
 Accounts receivable (net) ..........................       80,857                --           80,857
 Inventories ........................................       49,288                --           49,288
 Other current assets ...............................          623                --              623
                                                          --------                           --------
   Total current assets .............................      131,714                --          131,714
Other assets ........................................       43,682                --           43,682
Property, plant and equipment -- net ................       37,821                --           37,821
                                                          --------                           --------
   Total assets .....................................     $213,217        $       --         $213,217
                                                          ========        ==========         ========
Liabilities and Equity
----------------------
Current Liabilities:
 Loans and current maturities of long-term debt .....     $    255        $       --         $    255
 Accounts payable ...................................       48,637                --           48,637
 Payable to Parent ..................................       14,494           (14,494)(a)           --
 Accrued liabilities ................................       16,569                --           16,569
                                                          --------        ----------         --------
   Total current liabilities ........................       79,955           (14,494)          65,461
Long-term debt ......................................        1,253       74,250 (b)            75,503
Note payable to Parent ..............................       92,182           (92,182)(c)           --
Postretirement benefits .............................        7,577                --            7,577
Equity ..............................................       32,250            32,426 (d)       64,676
                                                          --------       -----------         --------
   Total liabilities and equity .....................     $213,217        $       --         $213,217
                                                          ========       ===========         ========

(a)  Reflects the payment of $14,494 due to Crane.

(b) Reflects $75,000 borrowings under the credit agreement, net of $750 for financing fees.

(c)  Reflects the payment of $92,182 note due to a Crane financing subsidiary.

(d)  Reflects a $32,426 capital contribution from Crane.

                          MANAGEMENT'S DISCUSSION AND
                       ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

GENERAL

The building products industry and Huttig are affected by various factors including general economic conditions, the level of new residential building and home improvement activity, weather conditions, interest rates, employment levels, and the availability of credit. See "Risk Factors."

Huttig has experienced improvement in its results of operations since 1994, with revenue growing from $598.7 million in 1994 to $707.5 million in 1998. This revenue growth has been accomplished largely due to acquisitions completed since 1993. Additionally, Huttig's operating profit has increased from $19.5 million in 1994 to $27.0 million in 1998, a compounded annual growth rate of 8.4%.

These trends are reflected in a 6.2% compounded annual growth rate in gross margin, which resulted primarily from the contribution of acquired businesses and sales of higher margin products at existing branches. Gross profit as a percentage of revenue has grown from 13.2% in 1994 to 14.2% in 1998. Operating profit as a percentage of revenue has increased from 3.3% in 1994 to 3.8% in 1998.

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

Revenue increased 19.1% from $319.6 million in the first six months of 1998 to $380.8 million in the comparable period of 1999. This increase was due to the 1998 mid-year acquisitions of Consolidated Lumber Company and Number One Supply and same-branch sales growth of 5.6%.

Gross profit grew $8.5 million to $50.4 million in the first six months of 1999 as the result of the acquisitions discussed above as well as from the increase in same-branch sales. Gross profit as a percentage of sales on a same-branch basis increased 0.4% over the 1998 period.

Selling, general and administrative expense increased $4.2 million or 13.5% from the comparable prior period, to $35.4 million, primarily as a result of acquisitions. On a same-branch basis, excluding acquisitions, these expenses increased only 2.1%, and therefore in the first six months of 1999 were 9.4% of sales compared to 9.7% in the same period last year.

As a result of the contribution from the acquisitions and the improved expense control, operating income in the first six months of 1999 was $11.8 million, or $3.3 million higher than the same period last year, and operating profit margin increased to 3.1% from 2.7%.

Interest expense increased $0.9 million as the result of higher borrowings.

Net income increased $0.9 million, or 26.3%, for the first six months of 1999 compared to the same period in 1998, and reflected a small increase as a percentage of sales.

FISCAL 1998 COMPARED TO FISCAL 1997

Revenue increased 13.1% from $625.5 million in 1997 to $707.5 million in 1998. This increase was due primarily to the mid-1997 acquisition of MALLCO Lumber Co. and the mid-1998 acquisitions of Number One Supply and certain assets and assumption of certain liabilities of Consolidated Lumber Company, Inc. Same-branch sales grew $6.5 million or 1.1% in 1998.

Gross profit in 1998 grew $18.1 million, or 21.9%, from the prior year and gross profit margins improved to 14.2% from 13.2%. Total gross profit increased principally as a result of the acquisitions, and margins increased due to an improved product mix including a greater percentage of value-added products, primarily doors.

Selling, general and administrative expenses increased $9.7 million or 16.8%, to $67.9 million in 1998 from $58.2 million in 1997. This was primarily because of the effect of acquisitions, but also due to an increase in compensation expense. This caused these expenses as a percentage of sales to increase from 9.3% in 1997 to 9.6% in 1998.

Because the gross profit margin increase was greater than the related increase in expenses, operating profit margins increased as a percentage of sales to 3.8% in 1998 from 3.2% in 1997. Operating profit totaled $27.0 million in 1998, a 35.9% increase from $19.8 million in 1997.

Interest expense increased $2.4 million in 1998 compared to 1997 as result of higher borrowings to finance a dividend to a subsidiary of Huttig's parent.

Net income increased 50.1% from $9.1 million in 1997 to $13.6 million in 1998 and net income as a percentage of sales increased from 1.4% in 1997 to 1.9% in 1998.

FISCAL 1997 COMPARED TO FISCAL 1996

Revenue increased 5.1% from $595.1 million in 1996 to $625.5 million in 1997. This was due primarily to the benefit of the sales contribution of the MALLCO Lumber acquisition in July 1997.

Gross profit declined $0.8 million or 1.0% in 1997 compared to 1996, because of an increase in raw materials costs for Huttig's molding manufacturing operations and the inability to increase selling prices due to competition from importers.

Selling, general and administrative expense increased $2.0 million or 3.5% from $56.2 million in 1996 to $58.2 million in 1997, primarily due to the acquisition noted above and expenses for repair of several older facilities. As a percentage of sales, these expenses decreased marginally to 9.3% in 1997 from 9.4% in the prior period. Operating income decreased 10.2% from $22.1 million in 1996 to $19.8 million in 1997.

Interest expense increased $4.3 million in 1997 compared to 1996 as result of higher borrowings to finance a dividend to a subsidiary of Huttig's parent.

Net income decreased 26.3% from $12.3 million in 1996 to $9.1 million in 1997 and net income as a percentage of sales decreased from 2.1% in 1996 to 1.4% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

Huttig has depended primarily on the cash generated from its own operations to finance its needs. The combination of income from operations and cash generation from improved working capital management has been used to finance capital expenditures and seasonal working capital needs. Huttig's working capital requirements are generally greatest in the first eight months of the year and Huttig generates cash from working capital reductions in the last four months of the year. A continuing management focus to improve inventory turnover and accounts receivable and accounts payable days outstanding resulted in reduced working capital needs. Inventory turns increased to 10.1 from 8.1 in 1997 and 7.3 in 1996 resulting in a positive effect on cash flow of $12.4 million over the two years. To the extent internal funds generated were insufficient, Huttig borrowed from Crane Co. and to the extent cash generated by Huttig was greater than current requirements, the cash was returned to Crane. In particular, Huttig historically has borrowed from Crane to finance acquisitions, but has typically been able to generate cash sufficient to finance all other needs. In 1998, capital expenditures of $5.8 million and acquisition costs aggregating $44.9 million were financed through $35.9 million in cash generated from operations, with the remainder through borrowings from Crane.

In the future, Huttig will finance seasonal working capital requirements and acquisitions through cash from operations and the [bank facility]. $ of the proceeds from [the bank facility] will be used to repay indebtedness and other liabilities to Crane in connection with the spin-off.

EFFECTS OF INFLATION

In 1997, raw material price increases had a negative impact on Huttig's results of operations as it was unable to pass along these added costs to customers through sales price increases due to increased competition from imports. However, as Huttig continues to grow, its manufacturing operations decrease as a percentage of its overall business and any impact of inflation is lessened. Furthermore, management believes that, to the extent inflation affects its costs in the future and competitive conditions permit, Huttig can offset these increased costs by increasing sales prices.

YEAR 2000

The Year 2000 Issue relates to most computer software programs using two digits, rather than four, to define the applicable year for dates. Any of Huttig's information technology (IT) and non-information technology (non-IT) systems may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in system failures or miscalculations, causing disruptions in operations, including the inability to process transactions and engage in similar normal business activities within Huttig and with third parties.

Huttig has implemented a year 2000 program for its IT and non-IT systems consisting of four phases: 1) awareness, formation, planning and management; 2) inventory, analysis, compliance testing, prioritization and planning; 3) implementation and validation; and 4) Year 2000 compliance. Huttig's senior management receive regular updates on the status of Huttig's Year 2000 program.

In addition, Huttig has contacted significant vendors and customers in order to determine its risks from a third party's failure to remediate its own Year 2000 issues. While information obtained from these contacts will be used to mitigate these risks, there can be no assurance that any third party systems or products will be Year 2000 compliant on a timely basis or that non-compliance by such third parties will not have a material adverse effect on Huttig.

Huttig's Year 2000 program was initiated in 1997. Virtually all mission-critical systems, including IT and non-IT systems, are in the implementation phase or are compliant. Non mission-critical systems are in various phases of completion and an immaterial amount of work on them is expected to continue into the year 2000. It is expected that all mission-critical systems will be implemented, tested and validated by September of 1999.

Year 2000 costs incurred to date are approximately $1.3 million, of which $0.7 million was expensed and $0.6 million was capitalized. Estimated future costs to complete the Year 2000 program are $0.5 million, of which $0.2 million will be expensed as incurred and the remaining $0.3 million will be capitalized. These costs have been, and will continue to be, funded from normal operating cash flows of the business. No other information technology projects have been or are being delayed by this program.

Huttig believes that completed and planned modifications and conversions of its software and hardware systems and its efforts to verify the readiness and compliance of material third parties will allow it to meet its Year 2000 compliance schedule. However, the success of the Year 2000 compliance program is based on the availability of a variety of technical experts, expected successful software modifications being performed by third parties, timely delivery of new software and hardware systems, and other factors. A deficiency with respect to any of these factors could cause a failure in Huttig's Year 2000 program, in whole or in part. The failure to correct a material Year 2000 program could result in an interruption in, or a failure of, certain normal business activities or operations, which could have a material adverse effect on Huttig's results of operations, liquidity or financial condition. Due to the inherent uncertainty in the Year 2000 problem, particularly in regard to third party vendor and customer Year 2000 readiness, Huttig is unable to determine at this time whether the consequences of any Year 2000 disruptions or failures will have a material adverse effect on Huttig's results of operations, liquidity or financial condition. However, based on current information, the most reasonably likely worst case scenario would involve the temporary disruption of Huttig's ability to fulfill customer orders and no material adverse effect on Huttig's financial condition is expected from this specific scenario.

MARKET RISK DISCLOSURE

Huttig currently has no floating rate indebtedness, holds no derivative instruments and does not generate significant income from non-U.S. sources. Accordingly, changes in interest rates and currency exchange rates do not generally have a direct effect on Huttig's financial position. Huttig is subject to periodic fluctuations in the price of wood commodities. Profitability is influenced by these fluctuations as prices change between the time Huttig buys and sells the wood. In addition, to the extent changes in interest rates affect the housing and remodeling market, Huttig would be affected by such changes.

CREDIT FACILITY

Huttig has recently established a $[75] million [unsecured revolving credit
facility] with      . Borrowings under this credit facility will be used to
repay certain of Huttig's debts to Crane and some of its affiliates. If Huttig has any remaining borrowing availability under this credit facility, it is expected that those funds will be used for working capital or general corporate purposes.

                                 THE SPIN-OFF

REASONS FOR THE SPIN-OFF

       On      , 1999, Crane's board of directors approved the spin-off of
Huttig. The Crane board of directors believes that the spin-off is in the best interest of Crane's stockholders.

       Huttig is being spun-off for the following reasons:

       o The spin-off should allow Huttig to more effectively pursue its acquisition strategy by, among other things, providing it the flexibility to use its stock as currency to purchase potential acquisition targets.

       o The growth and management strategies of Huttig's distribution business are not fully aligned with the other businesses of Crane. Separation of Huttig's business from Crane will allow Huttig to better position its own strategic objectives in its area of expertise, which should result in enhanced growth.

       o The spin-off will enable Huttig to have direct access to capital markets. Depending upon market conditions, Huttig may raise equity capital to retire some or all of its outstanding debt.

       o The spin-off will allow Huttig to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of Huttig's business.

MANNER OF EFFECTING THE SPIN-OFF

       Crane will effect the spin-off by distributing all issued and outstanding shares of Huttig common stock to holders of record of Crane common
stock as of the close of business on      , 1999. The spin-off will be made on
the basis of one share of Huttig common stock for every         shares of Crane
common stock held as of the close of business on      , 1999.

       As Huttig will use a direct registration system to implement the spin-off, the distribution agent will credit the shares of Huttig common stock distributed on the date of the spin-off, including fractional interests for those stockholders who receive at least one whole share of Huttig common stock, to book-entry accounts established for all Crane stockholders and will mail an account statement to each stockholder stating the number of shares of Huttig common stock, including such fractional interests, received by such stockholder in the spin-off. Following the spin-off, stockholders may request transfer to a brokerage or other account or physical stock certificates for their shares of Huttig common stock.

       If a stockholder owns fewer than         shares of Crane common stock
and therefore is entitled to receive less than one whole share of Huttig common stock, that stockholder will receive cash instead of a fractional share of Huttig common stock. If a stockholder requests physical certificates for shares of Huttig common stock, that stockholder will receive physical certificates for all whole shares of Huttig common stock and cash instead of any fractional share interest. The distribution agent will, promptly after the date of the spin-off, aggregate all such fractional share interests in Huttig common stock with those of other similarly situated stockholders and sell such fractional share interests in Huttig common stock at then-prevailing prices. The distribution agent will distribute the cash proceeds to stockholders entitled to such proceeds pro rata based upon their fractional interests in Huttig common stock. No interest will be paid on any cash distributed in lieu of fractional shares.

       No owner of Crane common stock will be required to pay any cash or other consideration for shares of Huttig common stock received in the spin-off or to surrender or exchange any shares of Crane common stock to receive shares of Huttig common stock. The shares of Huttig common stock distributed in the spin-off will be fully paid and nonassessable. The shares of Huttig common stock will not be entitled to preemptive rights. See "Description of Huttig Capital Stock."

       Participants in the Crane Dividend Reinvestment and Stock Purchase Plan will be credited with the number of shares (including fractional shares) of Huttig common stock distributed in the spin-off in respect of the Crane common stock held in their dividend reinvestment accounts. Shares of Huttig common stock credited as a result of the spin-off to a participant in the Crane Dividend Reinvestment and Stock Purchase Plan in respect of the Crane common stock held in that participant's dividend reinvestment account will be aggregated with shares of Huttig common stock distributed in the spin-off in respect of Crane common stock held by that participant outside such account and will be credited to such stockholder through the book-entry system.

       NO CONSIDERATION WILL BE PAID BY STOCKHOLDERS OF CRANE FOR THE SHARES OF HUTTIG COMMON STOCK TO BE RECEIVED BY THEM IN THE SPIN-OFF, NOR WILL THEY BE REQUIRED TO SURRENDER OR EXCHANGE SHARES OF CRANE COMMON STOCK OR TAKE ANY OTHER ACTION IN ORDER TO RECEIVE HUTTIG COMMON STOCK.

RESULTS OF THE SPIN-OFF

       After the spin-off, Huttig will be a separate public company. The number and identity of its stockholders immediately after the spin-off will be the same as the number and identity of Crane's stockholders at the close of
business on      . Immediately after the spin-off, it is expected that Huttig
will have approximately         holders of record of its common stock and
approximately         shares of its common stock outstanding, based on the
number of record stockholders and issued and outstanding shares of Crane common
stock at the close of business on       and on the distribution ratio of one
share of Huttig common stock for every     shares of Crane common stock owned
by a Crane stockholder at that time.

       The spin-off will not affect the number of outstanding shares of Crane common stock or the rights attendant to those shares.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

       The following is a summary of the material U.S. federal income tax consequences of the spin-off. It is not intended to address the tax consequences for every stockholder. In particular, this summary does not cover state, local or non-U.S. income and other tax consequences. Accordingly, stockholders are strongly encouraged to consult their individual tax advisors for information on the tax consequences applicable to their individual situations. In addition, stockholders residing outside of the United States are encouraged to seek tax advice regarding the tax implications of the spin-off.

       Crane has requested a tax ruling from the IRS. If granted, the tax ruling will state that, among other things, the spin-off will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code. In accordance with this tax ruling:

       o No gain or loss will be recognized by Crane upon the spin-off of Huttig common stock to Crane's stockholders.

       o No gain or loss will be recognized by Crane's stockholders as a result of their receipt of Huttig common stock in the spin-off except to the extent that a stockholder receives cash in lieu of any fractional share.

       o A Crane stockholder who receives cash as a result of the sale of a fractional share of Huttig common stock by the distribution agent on behalf of such stockholder will be treated as having received the fractional share in the spin-off and then having sold the fractional share. Accordingly, the stockholder will recognize gain or loss equal to the difference between the cash received and the amount of tax basis allocable (as described below) to the fractional share. Such gain or loss will be capital gain or loss if the fractional share would have been held by the stockholder as a capital asset.

       o A stockholder's tax basis in Crane common stock will be apportioned between Crane common stock and Huttig common stock received in the spin-off on the basis of the relative fair market values of the shares at the time of the spin-off.

       o The holding period of Huttig common stock received in the spin-off will be the same as the holding period of Crane common stock with respect to which Huttig common stock will be distributed, provided that the stockholder holds the Crane common stock as a capital asset on the date of the spin-off.

       A tax ruling relating to the qualification of a spin-off as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code generally is binding on the IRS. However, the continuing validity of a tax ruling is subject to certain factual representations and assumptions. Crane and Huttig are not aware of any facts or circumstances that would cause the representations and assumptions contained in the tax ruling request made by Crane to be untrue.

       If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, Crane would recognize taxable gain equal to the excess of the fair market value of the Huttig common stock distributed to Crane's stockholders over Crane's tax basis in the Huttig common stock. In addition, each Crane stockholder who receives Huttig common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of Huttig common stock. If the spin-off qualified under Section 355 of the Code but was disqualified as tax-free to Crane because of certain post-spin-off circumstances, such as an acquisition of Huttig within two years after the spin-off, Crane would recognize taxable gain but the spin-off would generally be tax-free to each Crane stockholder. See "Risk Factors."

       Promptly following the spin-off, Crane will send a letter to the holders of Crane common stock who receive Huttig common stock in the spin-off that will explain the allocation of tax basis between Crane common stock and Huttig common stock.

       THE FOREGOING IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS INTENDED FOR GENERAL INFORMATION ONLY. EACH CRANE STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE SPIN-OFF TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND NON-U.S. TAX LAWS, AND AS TO POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

       The Tax Allocation Agreement provides that Huttig will be responsible for any taxes imposed on Crane that would not have been payable but for the breach by Huttig of any representation, warranty or obligation under the Tax Allocation Agreement, the tax ruling request or the Distribution Agreement. See "Arrangements with Crane Relating to the Spin-Off -- Tax Allocation Agreement."

LISTING AND TRADING OF HUTTIG COMMON STOCK

       Currently, there is no public market for Huttig common stock. Huttig has applied to have its common stock approved for listing on the New York Stock Exchange under the trading symbol "HBP". It is expected that a when-issued trading market for Huttig common stock will develop on or before the close of
business on      , 1999. The prices at which Huttig common stock may trade on a when-issued basis cannot be predicted. It is expected that the New York Stock
Exchange will determine that Crane common stock traded on or after      , 1999,
the second trading day prior to the record date for the spin-off, may be traded either "ex-distribution -- when issued" or "regular way" (with due bills attached). Crane common stock traded "ex-distribution -- when issued" will entitle the buyer to receive only the underlying shares of Crane common stock. Crane common stock traded "regular way" (with due bills attached) will have due bills attached entitling the buyer to receive and requiring the seller to deliver the shares of Huttig common stock to be issued in the spin-off as well as the underlying shares of Crane common stock.

       Beginning on the first New York Stock Exchange trading day after the date of the spin-off, it is expected that trading of Crane common stock "ex-distribution -- when issued" or "regular way" (with due bills attached) will no longer be permitted and Crane common stock will trade "regular way" only, entitling the buyer to receive only Crane common stock.

       Until Huttig common stock is fully distributed and an orderly market develops, the prices at which trading in Huttig common stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully-distributed issue. The prices at which Huttig common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including:

       o  the depth and liquidity of the market for Huttig common stock,

       o investor perceptions of Huttig, its business and the industries in which it operates,

       o  Huttig's dividend policy,

       o  Huttig's financial results, and

       o  general economic and market conditions.

       Substantially all of the shares of Huttig common stock distributed in the spin-off will be eligible for immediate resale in the public market. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction. We are not able to predict whether substantial amounts of Huttig common stock will be sold in the open market following the spin-off or what effect these sales may have on prices at which Huttig common stock may trade. Sales of substantial amounts of Huttig common stock in the public market during this period, or the perception that any redistribution has not been completed, could materially adversely affect the market price of Huttig common stock.

       Generally, Huttig common stock distributed in the spin-off will be freely transferable, except for securities received by persons deemed to be Huttig "affiliates" under the Securities Act of 1933. Persons who may be deemed to be Huttig affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with Huttig, including Huttig directors and executive officers. Persons who are Huttig affiliates will be permitted to sell their shares of Huttig common stock received in the spin-off only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as in accordance with the requirements of Rule 144 under the Securities Act.

                            ARRANGEMENTS WITH CRANE
                           RELATING TO THE SPIN-OFF

       For the purpose of governing certain of the relationships between Crane and Huttig relating to the spin-off and to provide for an orderly transition and for other matters, Crane and Huttig have entered into the agreements described below, copies of which have been filed as exhibits to the Registration Statement of which this Information Statement is a part. The following summaries of the material terms of these agreements are qualified by reference to the agreements as so filed.

DISTRIBUTION AGREEMENT

       Huttig and Crane will enter into a Distribution Agreement that provides for the actions required to effect the spin-off.

       The Distribution Agreement provides that on or prior to the effectiveness of the spin-off, Crane will deliver to the distribution agent a certificate or certificates representing a number of shares of Huttig common stock equal to the number of shares of Crane common stock issued and
outstanding as of the record date divided by     . Crane will instruct the
distribution agent to make book-entry credits on the date of the spin-off or as soon thereafter as practicable for each holder of record of Crane common stock as of the record date for a number of shares of Huttig common stock equal to the quotient obtained by dividing (i) the number of shares of Crane common
stock held by that holder of record as of the record date by (ii)          .

       The Distribution Agreement also provides that, after the spin-off, Crane will continue to have all rights in and to the name "Crane" and all related corporate symbols and logos.

       The Distribution Agreement also provides that prior to the spin-off Huttig will borrow sufficient funds to repay indebtness and other outstanding
liabilities to Crane in the amount of [    ].

       The Distribution Agreement provides generally that all of Huttig's assets and liabilities will be vested solely in Huttig after the spin-off. Crane will have no interest in Huttig's assets and will have no obligation with respect to Huttig's liabilities after the spin-off. Specifically, the Distribution Agreement provides that Huttig will:

       o secure the release of and substitution for Crane and its affiliates from all liabilities in respect of credit facilities, guaranties, letters of credit and other similar financial instruments related to

          Huttig's business, other than those relating to both Huttig's business and other businesses of Crane; and

       o use its reasonable best efforts to secure the release of and substitution for Crane and its affiliates from all liabilities in respect of bonds, indemnities, assurances and other contracts related to Huttig's business and any financial instruments or other contractual obligations related to both Huttig's business and other businesses of Crane.

       The Distribution Agreement also provides that at the time of the spin-off:

       o intercompany receivables, payables and other balances between Huttig and Crane and/or an affiliate of Crane will be settled and eliminated, with limited exceptions related to the spin-off, and

       o agreements, arrangements, commitments or understandings between Huttig and Crane and/or an affiliate of Crane will be terminated except spin-off related arrangements and agreements with third parties.

       The Distribution Agreement provides generally that all costs and expenses incurred through the time of the spin-off in connection with the spin-off, the preparation, execution and delivery of the agreements described in this section and the consummation of the contemplated transactions will be charged to and paid by Crane, other than (i) costs and expenses of Huttig's credit facilities and other financings and (ii) costs and expenses to the extent attributable to Huttig's business subsequent to the spin-off, which will be paid by Huttig. Except as otherwise expressly provided in any agreement, all costs and expenses incurred subsequent to and in connection with the spin-off will be paid by the party for whose benefit the expenses are incurred. Any expenses that cannot be allocated on that basis will be split equally between Huttig and Crane.

       The Distribution Agreement provides that the spin-off will not occur until all of the following conditions are satisfied or waived by the Crane board of directors:

       o  receipt of the tax ruling from the IRS;

       o repayment by Huttig of indebtedness and other liabilities to Crane in the amount of ;

       o all material consents that are required to effect the spin-off having been obtained;

       o  the Form 10 having become effective under the Exchange Act;

       o Huttig's Restated Certificate, the Restated Bylaws and the Rights Plan having been adopted and in full force and effect;

       o  Huttig common stock having been approved for listing on the NYSE;

       o Huttig and Crane having entered into the arrangements necessary to effect the transactions contemplated by the Distribution Agreement, including any conveyance documents, the Employee Matters Agreement, the Tax Allocation Agreement, and the Transition Services Agreement;

       o no order, injunction or decree having been issued and in effect by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off; and

       o no suit, action or proceeding by or before any court of competent jurisdiction or other governmental entity having been commenced and pending to restrain or challenge the spin-off, and no inquiry having been received that in the reasonable judgment of the Crane board may lead to such a suit, action or proceeding.

Satisfaction of each of the foregoing conditions will not create any obligation on the part of Crane to effect or seek to effect the spin-off or in any way limit Crane's right to terminate the Distribution Agreement.

EMPLOYEE MATTERS AGREEMENT

       Huttig and Crane will enter into an Employee Matters Agreement that will govern Huttig's employee benefits obligations, including both compensation and benefits, with respect to its employees. Under the Employee Matters Agreement, we assume certain liabilities for pension, welfare and other employee benefits with respect to our employees and certain former employees who remain covered under one or more of our benefit plans and arrangements and agree to establish certain benefit plans for such individuals. The Employee Matters Agreement does not alter or affect any employee benefit plan currently sponsored or maintained by us exclusively for the benefit of our employees.

       The Employee Matters Agreement does not preclude us from discontinuing or changing such plans, or establishing any new plans, at any time after the spin-off. In addition, the Employee Matters Agreement represents an agreement between Crane and Huttig and does not create or establish any contract with, or other right or interest in, any employee of Crane or Huttig or any other party with respect to employee benefits.

       Retirement Plans. Effective prior to or immediately after the spin-off, we will establish our own qualified and non-qualified employee benefit plans, which generally will be the same as Crane's plans as in effect at that time, except that we will not establish or maintain a qualified defined benefit pension plan for our salaried employees. Benefits accrued by our salaried and hourly employees under the applicable Crane pension plans will be frozen, and we will have no liability, and Crane will have no obligation to transfer assets, with respect to such benefits. Crane will retain responsibility for funding and paying when due retirement benefits accrued by Huttig employees under a Crane pension plan prior to the spin-off.

       Our salaried employees who have accrued benefits under a Crane pension plan will be fully vested in those benefits. To the extent that they are not already 100% vested in their pension benefit, our hourly employees who have accrued benefits under a Crane pension plan will continue to receive service credit for vesting purposes under the Crane pension plan for service with Huttig after the spin-off. In addition, both our salaried and hourly employees who have accrued benefits under a Crane pension plan will continue to receive service credit for retirement benefit eligibility purposes under the Crane pension plan for service with Huttig after the spin-off. However, our employees will accrue no further benefits under the Crane pension plan after the spin-off. [Discuss Huttig replacement for defined benefit plan for salaried employees].

       We will establish a new defined benefit pension plan for hourly employees that will initially provide for accrual of benefits by our hourly employees from the date of the spin-off on the same basis as is currently provided under the corresponding Crane pension plan for hourly employees. We will also set up a 401(k)/profit sharing plan for our employees who participated in the Crane 401(k) plan. All of the account balances of our employees under the Crane 401(k) plan will be fully vested and a corresponding amount of assets will be transferred from the Crane 401(k) plan to our 401(k)/profit sharing plan. We also intend to continue our 401(k) Target Plan for former bargaining employees of Palmer G. Lewis Company and our American Pine Products 401(k) Profit Sharing Plan.

       Stock and Incentive Compensation Plans. In addition to the tax-qualified retirement plans discussed above, we will establish certain nonqualified stock and incentive compensation plans and arrangements similar to those currently offered by Crane. These plans and arrangements include the EVA Incentive Compensation Plan for Executive Officers, an omnibus stock incentive plan providing for stock options and awards of restricted stock and a restricted stock award plan for non-employee directors of Huttig. We will assume liability for the account balances of our employees under Crane's EVA Incentive Compensation Plan for Executive Officers. As described below, we will also assume responsibility for stock options and restricted stock held by our employees under Crane's stock-based plans. We further intend to establish an employee stock purchase plan for our employees that will allow them to invest in Huttig's future growth by purchasing Huttig stock at market prices.

       Crane Stock Plans. Pursuant to the Employee Matters Agreement, each outstanding stock option for Crane Common Stock granted under the Crane Stock Option Plan held by any Huttig employee as of the close of business on the date of the spin-off will be replaced, effective as soon as practicable after the date of the spin-off, with a stock option for Huttig common stock, with an appropriate adjustment to reflect the spin-off as described below. The Huttig option will provide for the purchase of a number of shares of Huttig common stock equal to the number of shares of Crane common stock subject to the applicable Crane option as of the date of the spin-off, multiplied by the Ratio (as defined below) and then rounded to the nearest whole share. The per-share exercise price of such Huttig option will equal the per-share exercise price of the applicable Crane option as of the spin-off divided by the Ratio.

       For purposes of the replacement awards described above, the "Ratio" means the amount obtained by dividing (a) the average of the daily high and low per-share prices of the Crane common stock as listed on the NYSE during each of the ten consecutive trading days ending on the date of the spin-off by (b) the average of the daily high and low per-share prices of the Huttig common stock during each of the ten consecutive trading days immediately after the date of the spin-off.

       Crane and Huttig have agreed with Mr. Kulpa that he will receive an equivalent replacement award of Huttig restricted stock in exchange for his performance-based and time-based Crane restricted stock. See the Summary Compensation Table under "Compensation of Executive Officers."

       Shares Subject to Replacement Awards. It is not possible to specify how many shares of Huttig common stock will be subject to replacement awards. It is expected that some Crane stock awards consisting of stock options held by Huttig employees will be exercised, other Crane stock awards will vest and other Crane stock awards could be granted, prior to the date of the spin-off. In addition, the remaining balance of unexercised Crane stock awards will be converted into replacement awards by reference to the Ratio, which will not be known until after the spin-off is completed. Stockholders of Huttig are, however, likely to experience some dilutive impact from the above-described adjustments.

       Health and Welfare Plans. As of the spin-off, we generally will assume all liabilities and responsibilities for providing health and welfare benefits to our employees and retirees. However, during a transitional period, Crane and the Company may jointly participate in certain contracts, policies and other administrative or indemnity arrangements with third parties to provide health and welfare benefits applicable to their respective employees and retirees.

       With respect to postretirement medical and life insurance benefits to be offered by us, we presently intend to continue to pay 50% of any premium or cost of such coverage for our current retirees. For our active employees who began working with us prior to 1992, we intend to continue to offer postretirement medical and life insurance benefits as are currently offered, but we will not pay any of the premium or cost of such coverage. For our active employees who began working with us in 1992 or later, we do not intend to offer group postretirement medical and life insurance benefits.

TAX ALLOCATION AGREEMENT

       Through the date of the spin-off, Huttig's results of operations have been and will be included in Crane's consolidated U.S. federal income tax returns. As part of the spin-off, Huttig and Crane will enter into a Tax Allocation Agreement which provides, among other things, for the allocation between Crane and Huttig of federal, state, local and non-U.S. tax liabilities relating to Huttig's business.

       The terms of the Tax Allocation Agreement provide that Huttig will pay its allocable share of any taxes due with respect to consolidated tax returns that Huttig files with Crane for all periods that commence prior to the spin-off. Each of Huttig and Crane will be separately responsible for the filing of tax returns and payment of all taxes for periods beginning after the date of the spin-off. Under the Tax Allocation Agreement, Huttig is responsible for any taxes imposed on Crane that would not have been payable but for the breach by Huttig of any representation, warranty or obligation under the Tax Allocation Agreement, the tax ruling request or the Distribution Agreement.

       Although the Tax Allocation Agreement is binding between Crane and Huttig, it is not binding on the Internal Revenue Service and does not affect the liability of Huttig or its subsidiaries, or the liability of Crane and its subsidiaries, to the IRS for all federal taxes of the consolidated group relating to periods through the date of the spin-off.

                                  MANAGEMENT

DIRECTORS

     The Restated Certificate of Incorporation of Huttig provides for three classes of directors whose initial terms of office will expire at the annual meeting of stockholders to be held in 2000, 2001 and 2002, respectively. Huttig expects to hold its first annual meeting of stockholders in April, 2000. Successors to any directors whose terms have expired are elected to three-year terms and hold office until their successors are elected and qualified.

     The Huttig board of directors is expected initially to consist of the individuals named below. The age, business experience during the past five years, directorships in other companies and expected ownership of Huttig common
stock (based on holdings of Crane common stock as of      , 1999 and the terms
of the spin-off) for each of the directors are also set forth below.

                                                                                          HUTTIG COMMON STOCK
                                                                                             EXPECTED TO BE
                                                                                         BENEFICIALLY OWNED (1)
                                                                                        -----------------------
DIRECTORS WHOSE TERMS WILL EXPIRE IN 2000
E. Thayer Bigelow, Jr. ................................................................            [  ]
Age 57; Senior Advisor, Time Warner, Inc., New York, NY (a media and entertainment company) since October 1998. Chief Executive Officer, Court TV,
 New York, NY, an affiliate of Time Warner Entertainment LP (cable television program services) March 1997 to October 1998. President and Chief Executive
 Officer, Time Warner Cable Programming, Inc., Stamford, CT, a subsidiary of Time
 Warner Entertainment LP (cable television program services), 1991 to 1997. Other directorships: Crane Co., Lord Abbett & Co. Mutual Funds

Charles J. Queenan, Jr. ...............................................................            [  ]
Age 69; Senior Counsel since 1995 and, prior thereto, Partner, Kirkpatrick &
 Lockhart LLP, Pittsburgh, PA (attorneys at law). Other directorships: Allegheny
 Teledyne Incorporated, Crane Co.

DIRECTORS WHOSE TERMS WILL EXPIRE IN 2001
Richard S. Forte ......................................................................            [  ]
Age 55; President, Dawson Forte Cashmere Company, South Natick, MA (importer)
 since January 1997. Chairman since January 1997 and, prior thereto, President,
 Forte Cashmere Company, Inc. (importer and manufacturer). Other directorships:
 Crane Co.

Barry J. Kulpa ........................................................................            [  ]
Age 51; President, Huttig Sash & Door Company since October 1997. Senior Vice
 President and Chief Operating Officer of Dal Tile International (manufacturer and distributor of ceramic tile), 1994 to 1997. Vice President and Chief Financial Officer
 of David Weekley Homes (regional homebuilder), 1992 to 1994.

James L. L. Tullis ....................................................................            [  ]
Age 52; Chairman and Chief Executive Officer, Tullis-Dickerson & Co., Inc.,
 Greenwich, CT (venture capital investments in the health care industry) since 1986.
 Other directorships: Acme United Corporation, Crane Co., PSS Worldmed, Inc.

DIRECTORS WHOSE TERMS WILL EXPIRE IN 2002
R. S. Evans ...........................................................................            [  ]
Age 55; Chairman and Chief Executive Officer of Crane. Other directorships: Crane
 Co., Fansteel, Inc., HBD Industries, Inc., Southdown Corporation.
Dorsey R. Gardner .....................................................................            [  ]

                                                                                      HUTTIG COMMON STOCK
                                                                                         EXPECTED TO BE
                                                                                     BENEFICIALLY OWNED (1)
                                                                                    -----------------------
Age 51; President, Kelso Management Company, Inc., Boston, MA (investment management). Other directorships: Crane Co., Filene's Basement Corp., Security
 First Technologies, Inc.

Dwight C. Minton ................................................................             [  ]
Age 64; Chairman of the Board, Church & Dwight Co., Inc., Princeton, NJ
 (manufacturer of consumer and specialty products). Other directorships: Church &
 Dwight Co., Inc., Crane Co.


----------------------

(1) As determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. No director except Mr. R. S. Evans is expected to own more than 1% of the outstanding shares of Huttig common stock. See "Beneficial Ownership of Huttig Common Stock by Directors and Management."

COMMITTEES OF THE BOARD OF DIRECTORS

       The board of directors has established an Audit Committee, an Organization and Compensation Committee and an Executive Committee.

       Executive Committee. The Executive Committee is empowered to act in lieu of the full board of directors at any meeting at which it is not feasible for a quorum of the full board of directors to meet. The Executive Committee can take any action that could be taken by the board of directors except, among other things, electing or removing officers of Huttig, amending the Restated Certificate of Incorporation or Bylaws or approving a merger, consolidation or sale of substantially all of Huttig's assets.

       Audit Committee. The principal functions of the Audit Committee include:


       o Reviewing with the board of directors and the independent accountants matters relating to the quality of financial reporting and internal accounting controls.

       o Maintaining communication between the internal and external auditors and the board of directors.

       o Reviewing and communicating to the board of directors the nature, extent and results of the internal and external audit functions.

       Organization and Compensation Committee. The Organization and Compensation Committee will:

       o Make recommendations to the board of directors concerning approval of the compensation of officers and other key employees.

       o Make recommendations to the board of directors concerning director compensation.

       o Administer Huttig's incentive compensation plans, including the EVA Incentive Compensation Plan and Stock Incentive Plan and approval of significant changes or additions to Huttig's compensation policies and practices.

       The memberships of committees are as follows: [Executive Committee: R.
S. Evans, B. J. Kulpa and D. C. Minton; Audit Committee: R. S. Forte, D. R. Gardner and C. J. Queenan, Jr. (Chairman); Organization and Compensation
Committee: E.T. Bigelow, Jr. (Chairman), D. R. Gardner, D. C. Minton and J. L.
L. Tullis (Chairman).]

COMPENSATION OF DIRECTORS

       The standard retainer payable to each non-employee director is $10,000 per year. Mr. R. S. Evans will receive an annual fee of $100,000 for his services as Chairman of the Board of Huttig. Pursuant to the Non-Employee Director Restricted Stock Plan, non-employee directors receive, in lieu of cash, shares of Huttig common stock with a market value equal to that portion of the standard annual retainer which exceeds $5,000. All directors who are not full-time employees of Huttig, of which there are seven, participate in the plan. The shares will be issued each year after Huttig's annual meeting, will be forfeitable if the director ceases to remain a director until Huttig's next annual meeting, except in the case of death, disability or change in control, and may not be sold for a period of five years or such earlier date as the director leaves the board.

       Directors also receive $500 for each board meeting attended. Non-employee members of the Executive Committee receive an annual retainer of $2,000. Members of other committees receive $500 and chairmen receive $750 for each committee meeting attended.

       Huttig's Retirement Plan for Non-Employee Directors provides for a benefit upon retirement at or after age 65 equal to the participant's annual retainer in effect at the time service terminates, payable for a period of time equal to the number of years the participant has served on the board and not as an employee. After two years of service, participants are 50% vested in benefits payable, and after each full year of service thereafter, participants are vested in an additional 10%. In the event of death, disability or change in control, participants are automatically 100% vested and, in the case of a change in control, a minimum of seven years of retirement benefits is payable. Additionally, a participant leaving the board after a change in control would be entitled to receive, in lieu of installment payments, a lump sum cash payment such that the participant will retain, after all applicable taxes, the actuarial equivalent of the benefits payable under the plan. A former director may receive his benefits prior to age 65 on an actuarially reduced basis. The plan is unfunded and benefits thereunder are payable from Huttig's general assets, either in the form of a joint and survivor annuity or, if the director so elects upon reaching age 55, in the form of a survivor annuity should the director die while in service.

EXECUTIVE OFFICERS

     Set forth below are the name, age, position and office to be held with Huttig, and principal occupations and employment during the past five years of those individuals who are expected to serve as Huttig's executive officers immediately following the spin-off. Huttig's executive officers will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

BARRY J. KULPA, age 51, has served as Huttig's President and Chief Executive Officer since October of 1997. Prior to joining Huttig, Mr. Kulpa served as Senior Vice President and Chief Operating Officer of Dal-Tile International (manufacturer and distributor of ceramic tile) from 1994 to 1997. From 1992 to 1994, he was Vice President and Chief Financial Officer of David Weekley Homes (regional homebuilder).

GREGORY D. LAMBERT, age 48, has served as Chief Financial Officer and Vice President, Administration since January of 1999. Prior to joining Huttig, Mr. Lambert served as Senior Vice President and Treasurer of Ames Department Store (discount retailer) from 1996 to 1998. From 1994 to 1996, he was Vice President of Strategic Planning for Homart Development, a shopping center developer. From 1980 to 1994, Mr. Lambert was the Director of Strategic Planning for May Department Stores (retailer).

DAVID DEAN, age 56, has served as Controller of Huttig since August of 1992.

DAVID A. GIFFIN, age 50, has served as Regional Vice President since September of 1998. Prior to that, Mr. Giffin was Vice President of Human Resources for Huttig from 1991 to 1998.

HOWARD L. HATFIELD, age 55, became a Regional Vice President upon Huttig's acquisition of Consolidated Lumber Company in July of 1998. Prior to joining Huttig, he was President, Chief Executive Officer and owner of Consolidated Lumber Company, Inc. from 1980 to 1998.

CARL A. LILIEQUIST, age 45, became a Regional Vice President upon Huttig's acquisition of PGL Building Products in July of 1988.

STOKES R. RITCHIE, age 48, has been a Regional Vice President since August of 1998. Prior to joining Huttig, Mr. Ritchie was Vice President of Sales and Marketing of the Westex Division of LYDALL, Inc. (OEM automotive products manufacturer) from 1996 to 1998. From 1994 to 1996, Mr. Ritchie was Vice President, Sales and Marketing for American Woodmark Corporation.

    BENEFICIAL OWNERSHIP OF HUTTIG COMMON STOCK BY DIRECTORS AND MANAGEMENT

     To focus management attention on growth in shareholder value, Huttig believes that officers and key employees should have a significant equity stake in the Company. Huttig therefore plans to encourage its officers and key employees to increase their ownership of and to hold common stock through the Stock Incentive, Employee Stock Purchase and Savings and Investment Plans. Directors will also receive 50% of their annual retainer in restricted stock issued under the Non-Employee Director Restricted Stock Plan. The following table sets forth the number of shares of Huttig common stock expected to be beneficially owned following the spin-off, directly or indirectly, by the non-employee directors as a group, the executive officers named in the Summary Compensation Table, all of Huttig's directors and executive officers as a group
and Huttig's other key employees as a group as of      , 1999.


                                           SHARES
                                            UNDER                        SHARES IN
                                         RESTRICTED    STOCK OPTIONS      COMPANY     TOTAL SHARES      % OF SHARES
                                SHARES      STOCK       EXERCISABLE    SAVINGS PLAN   BENEFICIALLY   OUTSTANDING AS OF
                                 OWNED    PLANS(1)    WITHIN 60 DAYS     (401(K))       OWNED(2)            (2)
                               -------- ------------ ---------------- -------------- -------------- ------------------
Non-Employee Directors
 as a Group (7 persons) ......  [    ]     [    ]         [    ]          [    ]         [    ]             *
Barry J. Kulpa ...............      --     [    ]         [    ]          [    ]         [    ]             *
Carl A. Liliequist ...........      --         --         [    ]          [    ]         [    ]             *
David A. Giffin ..............  [    ]         --         [    ]          [    ]         [    ]             *
David Dean ...................      --         --             --          [    ]         [    ]             *
Other Executive Officers
 (3 persons) .................      --         --             --              --             --             *
Sub-total -- Directors and
 Executive Officers as a
 Group (14 persons) ..........  [    ]     [    ]         [    ]          [    ]         [    ]             %
Key Employees
 (  persons) .................  [    ]     [    ]         [    ]          [    ]         [    ]             *
                                ------     ------         ------          ------         ------
Total ........................  [    ]     [    ]         [    ]          [    ]         [    ]             %
                                ======     ======         ======          ======         ======

----------
*    Represents holdings of less than 1%.

(1) Subject to forfeiture if established performance and/or service conditions are not met.

(2) As determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

                       PRINCIPAL STOCKHOLDERS OF HUTTIG

     The following table sets forth the ownership of Huttig common stock by each person expected to own beneficially more than 5% of Huttig common stock immediately following the spin-off.



                                             AMOUNT AND NATURE
                      NAME AND ADDRESS         OF BENEFICIAL    PERCENT
 TITLE OF CLASS      OF BENEFICIAL OWNER         OWNERSHIP      OF CLASS
---------------- -------------------------- ------------------ ---------
Common Stock     The Crane Fund (1)               [    ](1)       [    ]
                 100 First Stamford Place
                 Stamford, CT 06902

----------
(1) The Crane Fund is a charitable trust managed by trustees appointed by the board of directors of Crane Co. The incumbent trustees are: G.A. Dickoff, A.I. duPont, M.L. Raithel and D.S. Smith, all of whom are executive officers of Crane. Pursuant to the trust instrument, the shares held by the trust shall be voted by the trustees as directed by the board of directors of Crane, the distribution of the income of the trust for its charitable purposes is subject to the control of the board of directors of Crane and the shares may be sold by the trustees only upon the direction of the board of directors of Crane. None of the directors or the trustees has any direct beneficial interest in, and all disclaim beneficial ownership of, shares held by The Crane Fund.


                      COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

     Shown below is information concerning the annual and long-term compensation for services rendered in all capacities to Huttig and its subsidiaries for the year ended December 31, 1998 for Barry J. Kulpa, Huttig's Chief Executive Officer, and the other three most highly compensated individuals who serve as executive officers of Huttig and received at least $100,000 in cash compensation for services to Huttig for the year 1998. The compensation described in this table was paid by Huttig or an affiliate of Huttig.


                                          ANNUAL COMPENSATION                            LONG TERM COMPENSATION
                             ---------------------------------------------- -------------------------------------------------
                                                                  OTHER      RESTRICTED   SECURITIES               ALL (3)
                                                                 ANNUAL         STOCK     UNDERLYING   LTIP(2)      OTHER
          NAME AND                                BONUS (1)   COMPENSATION    AWARD (2)    OPTIONS/    PAYOUTS   COMPENSATION
     PRINCIPAL POSITION       YEAR   SALARY ($)      ($)           ($)           ($)       SARS (#)      ($)         ($)
---------------------------- ------ ------------ ----------- -------------- ------------ ------------ --------- -------------
Barry J. Kulpa ............. 1998     250,000      130,671       7,625        272,813       36,000    --        2,498
 President and
 Chief Executive
 Officer

Carl A. Liliequist ......... 1998     147,188      166,031          --             --        2,250    --        5,339
 Regional Vice
 President

David A. Giffin ............ 1998     115,753       37,608          --             --          750    --        5,184
 Regional Vice
 President

David Dean ................. 1998      98,600       23,259          --             --           --    --        3,912
 Controller


----------
(1) Represents the amounts paid to the named executives under Crane's EVA Incentive Compensation Plan. After giving effect to such payments, the named executives have credited to their accounts under such plan the following amounts, which are subject to increase or decrease in future years: Barry J. Kulpa, $87,114, Carl A. Liliequist, $297,127, David A. Giffin, $ -0-, and David Dean, $ -0-. Under the program one-third of the account balance in any year will be payable to the named executive. Under the Employee Matters Agreement, Huttig will be responsible for the account balances of the foregoing employees and the other Huttig employees participating in this plan. See "Arrangements with Crane Relating to the Spin-Off--Employee Matters Agreement."

(2) Shares of restricted stock issued under Crane's Restricted Stock Award Plan that are subject to performance-based conditions on vesting are classified as long-term incentive awards reportable in the column LTIP Payouts of the Summary Compensation Table upon vesting. The shares of common stock under the Restricted Stock Award Plan held by each of the named executive officers and the aggregate value thereof at December 31, 1998 were as follows:


                                                   RESTRICTED STOCK AWARD PLAN
                                                  -----------------------------
                                    RESTRICTED                      AGGREGATE
                                    STOCK HELD         LTIP         RESTRICTED     AGGREGATE
                                   # OF SHARES     # OF SHARES     SHARES HELD       VALUE
                                  -------------   -------------   -------------   ----------
   Barry J. Kulpa .............       7,500          15,000          22,500        $679,219
   Carl A. Liliequist .........          --              --              --              --
   David A. Giffin ............          --              --              --              --
   David Dean .................          --              --              --              --

     The shares of restricted stock which are performance-based, listed under the heading "LTIP", may lapse upon failure to achieve the performance criteria and so the value presented above for such shares remains at-risk to the executive. Dividends are paid on all restricted stock at the same rate as other shares of Common Stock and are reported in the column Other Annual Compensation of the Summary Compensation Table. Under the Employee Matters Agreement, Huttig has agreed to grant Mr. Kulpa awards of restricted shares of Huttig common stock having a value equivalent to the awards of Crane restricted stock shown in the table above, which will be cancelled on the date of the spin-off. See "Arrangements with Crane Relating to the Spin-Off -- Employee Matters Agreement."

(3) Amounts include Crane's matching contribution for eligible employees for the purchase of common stock in Crane's Saving & Investment Plan (401(k)) and premiums for life insurance.


OPTION GRANTS IN LAST FISCAL YEAR

     Shown below is information on grants to the named executive officers of options to purchase shares of Crane common stock pursuant to the Crane Stock Option Plan during the year ended December 31, 1998, which are reflected in the Summary Compensation Table above. Huttig will replace each Crane option held by Huttig employees with an economically equivalent Huttig option. See "Arrangements with Crane Relating to the Spin-Off -- Employee Matters Agreement."


                                 NUMBER OF            % OF
                                 SECURITIES      TOTAL/OPTIONS/
                                 UNDERLYING           SARS
                                  OPTIONS/         GRANTED TO       EXERCISE OR                     GRANT DATE
                                    SARS          EMPLOYEES IN       BASE PRICE     EXPIRATION        PRESENT
            NAME                GRANTED (1)     FISCAL YEAR (1)     $/SHARE (2)        DATE        VALUE ($)(3)
----------------------------   -------------   -----------------   -------------   ------------   --------------
Barry J. Kulpa .............      36,000               75%           $  36.37      04/20/2008        $396,360
Carl A. Liliequist .........       2,250                5               36.37      04/20/2008          24,773
David A. Giffin ............         750                2               36.37      04/20/2008           8,258
David Dean .................          --               --                  --      --                      --

----------
(1)  No SARs were granted.

(2) The exercise price of options granted under Crane's Stock Option Plan were not and may not be less than 100% of the fair market value of the shares on the date of grant. Options granted become exercisable 50% one year, 75% two years and 100% three years after grant and expire, unless exercised, 10 years after grant. If employment terminates, the optionee generally may exercise the option only to the extent it could have been exercised on the date his employment terminated and must be exercised within three months thereof. In the event employment terminates by reason of retirement, permanent disability or change in control, options become fully exercisable. The exercise price may be paid by delivery of shares owned for more than six months and income tax obligations related to exercise may be satisfied by surrender of shares received upon exercise, subject to certain conditions. Under the Employee Matters Agreement, Huttig's stock options issued in exchange for Crane stock options will have the same terms as the Crane stock options they replace except that the exercise price and the number of shares will be adjusted based on the relative market values of Crane common stock and Huttig common stock as of the date of the spin-off.

(3) The amounts shown were calculated using a Black-Scholes option pricing model which derives a value of $11.01 per share for each option granted. The estimated values assume a risk-free rate of return of 5.60% based upon the 100-year Treasury (adjusted for constant maturities) from the Federal Reserve Statistical Release H.15(519), stock price volatility of 24.22%, a dividend payout ratio of .92% and an option duration of 5.29 years. The actual value, if any, that an executive may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised, and so the value realized by an executive may be more or less than the value estimated by the Black-Scholes model.


                   AGGREGATE OPTION EXERCISES IN LAST FISCAL
                    YEAR AND FISCAL YEAR-END OPTION VALUES


                                                               NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                OPTIONS/SARS(1) AT           OPTIONS/SARS (1) AT
                                 SHARES                         FISCAL YEAR-END (#)          FISCAL YEAR-END ($)(2)
                               ACQUIRED ON       VALUE     ----------------------------- -----------------------------
            NAME              EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------- -------------- -------------- ------------- --------------- ------------- --------------
Barry J. Kulpa ............. --             --             11,250        47,250           24,159       24,159
Carl A. Liliequist ......... --             --             18,000        4,500           268,099       21,403
David A. Giffin ............ --             --             15,749        1,876           252,339       10,711
David Dean ................. --             --             750             750                --       --

----------------------
(1)  No SARs were held at December 31, 1998.

(2) Computed based upon the difference between aggregate fair market value at December 31, 1998 and aggregate exercise price.

RETIREMENT BENEFITS

       All of Huttig's officers, including the individuals identified in the Summary Compensation Table, are participants in Crane's pension plan for non-bargaining employees. Directors who are not employees do not participate in the plan. Following the spin-off, Huttig's executives will participate in retirement plans maintained by Huttig. See "Arrangements with Crane Relating to the Spin-Off -- Employee Matters Agreement." Under the Crane pension plan, eligibility for retirement benefits is subject to certain vesting requirements, which include completion of five years of service where employment is terminated prior to normal or other retirement or death, as determined by applicable law and the plan. Benefit accruals continue for years of service after age 65.

       The annual pension benefits payable under the pension plan are equal to 1 2/3% per year of service of the participant's average annual compensation during the five highest consecutive compensation years of the 10 years of service immediately preceding retirement less 1 2/3% per years of service of the participant's Social Security benefit. Compensation for purposes of the pension plan is defined as total W-2 compensation less (i) the imputed income value of group life insurance and auto allowance, (ii), income derived from participation in Crane's Restricted Stock Award Plan and (iii) on or after January 1, 1993, income derived from Crane's Stock Option Plan and a former Crane's stock appreciation rights plan. In general, such covered compensation for any year would be equivalent to the sum of the salary set forth in the Summary Compensation Table for such years plus the bonus shown in the Table for the immediately preceding year.

     The table below sets forth the estimated annual benefit payable on retirement at normal retirement age (age 65) under Crane's pension plan based on benefit accruals through December 31, 1998 for specified salary and years of service classifications, and assumes benefits to be paid in the form of a single life annuity. The amounts have not been reduced by the Social Security offset referred to above. Our employees will not accrue any additional pension benefits under the Crane pension plan after the spin-off. See "Arrangements with Crane Relating to the Spin-Off -- Employee Matters Agreement."


                                YEARS OF SERVICE

   AVERAGE ANNUAL
    COMPENSATION           10           20           25           30             35
--------------------   ----------   ----------   ----------   ----------   -------------
$150,000............   $25,005      $50,010      $62,513      $75,015      $87,518
$175,000............    29,173       58,345       72,931       87,518      102,104
$200,000............    33,340       66,680       83,350      100,020      116,690
$225,000............    37,508       75,015       93,769      112,523      131,276*
$235,000............    39,175       78,349       97,936      117,524      136,111*
$250,000** .........    41,675       83,350      104,188      125,025      145,863*

----------------------
* Effective January 1, 1996, the actual retirement benefit at normal retirement date payable pursuant to Section 235(a) of the Tax Equity and Fiscal Responsibility Act of 1982 (and subsequent to 1986 at the age at which unreduced Social Security benefits may commence pursuant to the Tax Reform Act of 1986) may not exceed the lesser of $120,000 or 100% of the officer's average compensation during his highest three consecutive calendar years of earnings (the "Tax Act Limitation"). The Tax Act Limitation may be adjusted annually for changes in the cost of living. The 1998 limit was $130,000, and the limit remains at $130,000 for 1999. The dollar limit is subject to further reduction to the extent that a participant has fewer than 10 years of service with Crane or 10 years of participation in the defined benefit plan.

** Between January 1, 1989 and December 31, 1993, for the purpose of determining benefit accruals and benefit limitations under the pension plan for all plan years beginning in 1989, a participant's compensation is deemed to be limited to $200,000 indexed for inflation ($235,840 for 1993) ("Limitation"). However, in no event will the Limitation reduce any participant's accrued benefit below his accrued benefit as of December 31, 1988. Commencing January 1, 1994, the compensation limit was further reduced to $150,000 indexed for inflation in future years ("OBRA '93 Limitation"). As a result of the OBRA '93 limitation, the covered compensation under Crane's pension plan for the foregoing individuals for the years 1994 through 1996 was limited to $150,000, and was increased to $160,000 for 1997, 1998 and 1999. In no event will the OBRA '93 Limitation reduce any participant's accrued benefit as of December 31, 1993.

OTHER AGREEMENTS AND INFORMATION

       Huttig has entered into indemnification agreements with Barry J. Kulpa, Gregory D. Lambert and each non-employee director of Huttig. The Indemnification Agreements require Huttig to indemnify the officers or directors to the full extent permitted by law against any and all expenses (including advances thereof), judgments, fines, penalties and amounts paid in settlement incurred in connection with any claim against such person arising out of the fact that he was a director, officer, employee, trustee, agent or fiduciary of Huttig or was serving as such for another entity at Huttig's request, and to maintain directors and officers liability insurance coverage or to the full extent permitted by law to indemnify such person for the lack of insurance coverage.

       Barry J. Kulpa has an agreement which, in the event of a change in control of Huttig, provides for the continuation of his then current base salary, incentive compensation and benefits for the three year period following the change in control. Upon termination within three years after a change in control, by Huttig without cause or by him with "Good Reason" (as defined in the agreement), Mr Kulpa is immediately entitled to a proportionate amount of the greater of the last year's bonus or the average bonus paid in the last three years, three times the sum of his annual salary and the greater of the last year's bonus or the average of the last three years' bonuses, and all accrued deferred compensation and vacation pay. Employee benefits, medical coverage and other welfare benefits also continue for three years after termination. "Good Reason" under the agreement includes, among other things, any action by Huttig which results in a diminution of his position, authority, duties or responsibilities. The agreement also provides that Mr. Kulpa may terminate his employment for any reason during the 30 day period immediately following the first year after the change of control, which shall be deemed "Good Reason" under the agreement. If it is determined that any economic benefit or payment or distribution by Huttig to Mr. Kulpa pursuant to the agreement or otherwise (including, but not limited to, any economic benefit received by him by reason of the acceleration of rights under Huttig's incentive plan) ("Payment"), is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the agreement provides that Huttig shall make additional cash payments to Mr. Kulpa such that after payment of all taxes including any excise tax imposed on such payments, he will retain an amount equal to the excise tax on all the Payments. The agreement is for a three-year period, but is automatically renewed annually for a three-year period unless Huttig gives notice that the period will not be extended.

                      DESCRIPTION OF HUTTIG CAPITAL STOCK

       Huttig's Restated Certificate of Incorporation provides that its authorized capital stock consists of (i) 50,000,000 shares of common stock, $.01 par value, of which (based on the number of shares of Crane common stock
outstanding as of     , 1999) approximately      shares will be issued to
stockholders of Crane in the spin-off, and (ii) 5,000,000 shares of preferred stock, par value $.01 per share, of which shares have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of rights. See "-- Rights Plan."

COMMON STOCK

       Each share of Huttig common stock will entitle its holder of record to one vote in the election of directors and on all other matters to be voted on by the stockholders. Holders of Huttig common stock will not have cumulative voting rights. As a result, the holders of a majority of the shares of Huttig common stock voting for the election of directors may elect all nominees standing for election as directors.

       Subject to the rights of holders of preferred stock, holders of Huttig common stock will be entitled to receive such dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available for that use. It is currently anticipated that no cash dividends will be paid on its common stock in the foreseeable future in order to conserve cash for use in its business, possible future acquisitions and debt reduction. Huttig's board of directors expects to periodically re-evaluate this dividend policy taking into account Huttig's operating results, capital needs and other factors.

       Subject to the rights of holders of preferred stock, holders of Huttig common stock will be entitled to share on a pro rata basis in any distribution to stockholders upon the liquidation, dissolution or winding up of Huttig. No holder of Huttig common stock will have any preemptive right to subscribe for any Huttig common stock or other security.

PREFERRED STOCK

       Huttig's board of directors, without further action by the stockholders, may from time to time authorize the issuance of shares of preferred stock in one or more series and, within certain limitations, fix the powers, preferences and rights and the qualifications, limitations or restrictions thereof and the number of shares constituting any series or designations of such series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on Huttig common stock. Holders of preferred stock would normally be entitled to receive a preference payment in the event of the liquidation, dissolution or winding up of Huttig before any payment is made to the holders of Huttig common stock.

       Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a change in control of Huttig. Although Huttig currently has no plans to issue shares of preferred stock, the board of directors, without stockholder approval, may issue preferred stock that could adversely affect the rights of holders of shares of Huttig common stock. For a description of the terms of the Series A Junior Participating Preferred Stock, see "-- Rights Plan."


RIGHTS PLAN

       On       , 1999, Huttig's board of directors determined to issue one preferred share purchase right with each share of Huttig common stock distributed in the spin-off. Each right entitles the registered holder to purchase from Huttig one one-hundredth of a share of Series A Junior
Participating Preferred Stock at a price of $    per one one-hundredth of a
Preferred Share, subject to adjustment. The description and terms of the rights
are set forth in a Rights Agreement dated as of      , 1999 between Huttig and
    , as Rights Agent.

       Until the earlier to occur of:

       o 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of Huttig's outstanding common stock (an "Acquiring Person"); or

       o 10 business days (or such later date as may be determined by Huttig's board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Huttig common stock (the earlier of such dates being the "Distribution Date"), the rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by such common stock certificate with a copy of the summary of rights attached to it.

       The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the rights), the rights will be transferred only with Huttig common stock. Until the Distribution Date (or earlier redemption or expiration of the rights), new certificates for Huttig common stock issued upon transfer or new issuance will contain a notation incorporating the Rights Agreement by reference.

       Until the Distribution Date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates for Huttig common stock, even without such notation or a copy of the summary of rights being attached, will also constitute the transfer of the rights associated with Huttig common stock represented by that certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the rights will be mailed to holders of record of Huttig common stock as of the close of business on the Distribution Date and those separate certificates alone will evidence the rights.

       The rights are not exercisable until the Distribution Date. The rights
will expire at the close of business on      , 2009, unless this date is
extended or unless Huttig earlier redeems or exchanges the rights, in each case, as described below.

       The purchase price payable, and the number of series A preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

       o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series A preferred shares;

       o upon the grant to holders of the series A preferred shares of certain rights or warrants to subscribe for or purchase series A preferred shares at a price, or securities convertible into series A preferred shares with a conversion price, less than the then-current market price of the series A preferred shares; or

       o upon the distribution to holders of the series A preferred shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in series A preferred shares) or of subscription rights or warrants (other than those referred to above).

       The number of outstanding rights and the number of one one-hundredths of a series A preferred share issuable upon exercise of each right are also subject to adjustment in the event of a split of Huttig common stock or a dividend on Huttig common stock payable in shares of Huttig common stock or subdivisions, consolidations or combinations of Huttig common stock occurring, in any such case, prior to the Distribution Date.

       Series A preferred shares purchasable upon exercise of the rights will not be redeemable. Each series A preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Huttig common stock. If Huttig is liquidated, the holders of the series A preferred shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Huttig common stock. Each series A preferred share will have 100 votes, voting together with Huttig common stock. Finally, if Huttig engages in a merger, consolidation, or any other transaction in which shares of Huttig common stock are exchanged, each series A preferred share will be entitled to receive 100 times the amount received per share of Huttig common stock. These rights are protected by customary antidilution provisions.

       Because of the nature of the series A preferred shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a series A preferred share purchasable upon exercise of each right should approximate the value of one share of Huttig common stock.

       If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Huttig common stock having a market value of two times the exercise price of the right.

       At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of Huttig common stock, the board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Huttig common stock, or one one-hundredth of a series A preferred share, per right.

       If Huttig is acquired in a merger or other business combination transaction or 50% or more of Huttig's consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of a right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the right.

       With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional series A preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a series A preferred share, which may, at Huttig's election, be evidenced by depository receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the series A preferred shares on the last trading day prior to the date of exercise.

       At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of Huttig common stock, the board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only rights of the holders of the rights will be to receive the redemption price.

       The terms of the rights may be amended by the board of directors without the consent of the holders of the rights, except that from and after the time that any person or group of affiliated or associated persons becomes an Acquiring Person, no amendment may adversely affect the interests of the holders of the rights.

       Until a right is exercised, the holder of the right will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.


CERTAIN PROVISIONS OF HUTTIG'S GOVERNING DOCUMENTS

       The following is a description of certain provisions of Huttig's Restated Certificate of Incorporation and Bylaws. The description is qualified in its entirety by reference to the full texts of those documents. Certain provisions of Huttig's Certificate and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Huttig, without the approval of Huttig's board of directors.

       Classification of Directors. The Certificate and Bylaws provide that the board of directors will consist of three classes of directors. The initial members of the board of directors will be divided into three classes to serve as follows: one class will initially hold office for a term to expire at the first annual meeting of stockholders after their initial election; another class will initially hold office for a term to expire at the second annual meeting of stockholders after their initial election; and the third class will initially hold office for a term to expire at the third annual meeting of stockholders after their initial election. At each annual meeting of Huttig's stockholders, only the election of directors of the class whose term is expiring will be voted upon, and upon election each director will serve a three-year term. See "Management -- Directors."

       Right to Call a Special Meeting. The Certificate provides that special meetings of the stockholders may only be called by the Chairman or by the board pursuant to a resolution approved by a majority of the entire board. Accordingly, stockholders will not have the right to call a special meeting of the stockholders.

       No Action by Consent. The Certificate provides that any action required to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by the written consent of stockholders.

       Fiduciary Duties of Directors. As permitted by the DGCL, Huttig's Certificate includes a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

       o for any breach of the director's duty of loyalty to the corporation or its stockholders;

       o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

       o for unlawful payment of a dividend or an unlawful stock purchase or redemption; or

       o for any transaction from which the director derives an improper personal benefit.

       The Certificate further provides that, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent so permitted. The Certificate also specifies that no amendment to or repeal of the provisions shall apply to or have any effect on the liability or alleged liability of any of Huttig's directors for or with respect to any acts or omissions of such director occurring prior to the amendment or repeal.


ANTI-TAKEOVER LEGISLATION

       Because neither the Certificate nor the Bylaws contain a provision expressly electing not to be covered by Section 203 of the DGCL, Huttig is subject to this statutory anti-takeover provision. Section 203 provides that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a "business combination" with the corporation for a period of three years following the time the person became an interested stockholder, unless:

       o the board of directors of the corporation approved, prior to such time, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

       o upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

       o the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 662/3% of the outstanding shares of voting stock not owned by the interested stockholder.

       In determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A "business combination" is defined to include:


       o mergers or consolidations of a corporation with an interested stockholder;

       o sales or other dispositions of ten percent or more of the assets of a corporation with or to an interested stockholder;

       o certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries;

       o certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder, and

       o receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.


TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for Huttig common stock will be
          .


        LIABILITY AND INDEMNIFICATION OF HUTTIG OFFICERS AND DIRECTORS


ELIMINATION OF LIABILITY

       As described above under "Certain Provisions of Huttig's Governing Documents--
Fiduciary Duties of Directors," Huttig's Restated Certificate of Incorporation eliminates, subject to certain statutory limitations, the liability of its directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty.


INDEMNIFICATION OF OFFICERS AND DIRECTORS

       Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a director or officer of the corporation, if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provision.

       The Huttig bylaws provide for mandatory indemnification to its directors and officers and to persons serving at the Company's request in a similar capacity with another corporation or other enterprise generally as provided in the DGCL.

       Huttig's bylaws also require the Company to indemnify or advance expenses within 60 days of receipt of the written request for such indemnification or advance from the director or officer. The costs and expenses associated with the successful establishment in a court proceeding of the director's or officer's right to indemnification or advancement of expenses is also required to be indemnified by Huttig under its bylaws. The bylaws further require Huttig to purchase and maintain directors' and officers' liability insurance, provided that such insurance is available under terms which are deemed acceptable by a majority vote of Huttig's board of directors.

       Huttig also has entered into indemnification agreements with its directors and certain executive officers. See "Management -- Other Agreements and Information."

       Huttig also maintains insurance on behalf of any person who is or was a Huttig director or officer, or is or was serving at Huttig's request as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not Huttig would have the power to indemnify such person against such liability under the DGCL.


                             AVAILABLE INFORMATION

       Huttig has filed a Registration Statement on Form 10 with the SEC with respect to Huttig common stock. The Registration Statement and the exhibits to it contain some information not appearing in this Information Statement. This Information Statement provides a summary of some of the agreements and contracts appearing as exhibits to the Registration Statement. You are encouraged to review the exhibits to the Registration Statement for a more complete description of the contracts and agreements summarized in this Information Statement.

       You may access and read the Registration Statement and all of the exhibits to it through the SEC's Internet site at www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy any document Huttig files at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Huttig's SEC filings will also be available after the spin-off at the offices of the New York Stock Exchange.

       After the spin-off, Huttig will be required to file annual, quarterly and special reports and other information with the SEC. Huttig will also be subject to proxy solicitation requirements. Once filed, you can access this information from the SEC in the manner set forth in the preceding paragraph.

                         INDEX TO FINANCIAL STATEMENTS




                                                                                  PAGE
                                                                                  -----
Huttig Financial Statements

 Independent Auditors' Report ..................................................   F-2

 Consolidated Balance Sheets at December 31, 1998 and 1997 and unaudited
   Consolidated Balance Sheets at June 30, 1999 and 1998 .......................   F-3

 Consolidated Statements of Income and Retained Earnings for the Years Ended
   December 31, 1998, 1997 and 1996 and unaudited Consolidated Statements of Income and Retained Earnings for the Six Months Ended June 30, 1999
   and 1998 ....................................................................   F-4

 Consolidated Statements of Cash Flows for the Years Ended December 31, 1998,
   1997 and 1996 and unaudited Consolidated Statements of Cash Flows for the Six
   Months Ended June 30, 1999 and 1998 .........................................   F-5

 Notes to Consolidated Financial Statements ....................................   F-6

Consolidated Lumber Company, Inc. Financial Statements

 Report of Independent Auditors ................................................   F-13

 Statement of Assets Acquired and Liabilities Assumed at December 31, 1997 .....   F-14

 Statement of Revenues and Expenses Associated with Operations Acquired for the
   Year Ended December 31, 1997 ................................................   F-15

 Notes to Financial Statements .................................................   F-16

                         INDEPENDENT AUDITORS' REPORT



To the Shareholder of
 Huttig Building Products, Inc.:


We have audited the accompanying consolidated balance sheets of Huttig Building Products, Inc. (formerly Huttig Sash & Door Company) (an indirect wholly owned subsidiary of Crane Co. through Crane International Holdings, a direct subsidiary of Crane Co.) and its subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
January 20, 1999
(June 21, 1999 as to Note 9)

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                               AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                                (UNAUDITED)
                                                                        DECEMBER 31,             JUNE 30,
                                                                 ---------------------------   ------------
                                                                     1998           1997           1999
                                                                 ------------   ------------   ------------
ASSETS
CURRENT ASSETS:
 Cash ........................................................    $   9,423      $   2,210       $    946
 Accounts receivable, net ....................................       67,028         54,404         80,857
 Receivable -- Parent ........................................       17,098          5,624             --
 Inventories .................................................       43,130         36,406         49,288
 Prepaid expenses ............................................          585            575            623
                                                                  ---------      ---------       --------
   Total current assets ......................................      137,264         99,219        131,714
                                                                  ---------      ---------       --------
PROPERTY, PLANT AND EQUIPMENT -- At cost:
 Land ........................................................        7,335          7,678          7,324
 Buildings and improvements ..................................       39,081         42,708         36,446
 Machinery and equipment .....................................       24,638         20,501         25,900
                                                                  ---------      ---------       --------
   Gross property, plant and equipment .......................       71,054         70,887         69,670
 Less accumulated depreciation ...............................       33,746         35,492         31,849
                                                                  ---------      ---------       --------
   Property, plant and equipment, net ........................       37,308         35,395         37,821
                                                                  ---------      ---------       --------
OTHER ASSETS:
 Cost in excess of assets acquired, net ......................       42,109         16,840         43,031
 Other .......................................................        1,677          1,609            430
 Deferred income taxes .......................................          104            887            221
                                                                  ---------      ---------       --------
   Total other assets ........................................       43,890         19,336         43,682
                                                                  ---------      ---------       --------
 TOTAL .......................................................    $ 218,462      $ 153,950       $213,217
                                                                  =========      =========       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
 Current maturities of long-term debt ........................    $     319      $     359       $    255
 Accounts payable -- trade and collections as agents .........       54,424         33,815         48,637
 Accrued payrolls ............................................       11,109          9,900          8,974
 Accrued liabilities .........................................        8,533          6,452          7,595
 Payable -- Parent ...........................................           --             --         14,494
                                                                  ---------      ---------       --------
   Total current liabilities .................................       74,385         50,526         79,955
                                                                  ---------      ---------       --------
LONG-TERM DEBT:
 Notes payable -- Parent .....................................       93,940         67,100         92,182
 Other long-term debt ........................................        1,379          1,715          1,253
                                                                  ---------      ---------       --------
   Total long-term debt ......................................       95,319         68,815         93,435
                                                                  ---------      ---------       --------
ACCRUED POSTRETIREMENT BENEFITS ..............................        7,303          6,750          7,577
                                                                  ---------      ---------       --------
COMMITMENTS AND CONTINGENCIES (Note 6) .......................
SHAREHOLDER'S EQUITY:
 Common stock -- No par value -- authorized, 3,000
   shares; issued and outstanding, 1,000 shares ..............           10             10             10
 Retained earnings ...........................................       41,445         27,849         32,240
                                                                  ---------      ---------       --------
   Total shareholder's equity ................................       41,455         27,859         32,250
                                                                  ---------      ---------       --------

TOTAL ........................................................    $ 218,462      $ 153,950       $213,217
                                                                  =========      =========       ========

                See notes to consolidated financial statements.

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                               AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                               (UNAUDITED)
                                                                                            SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                    JUNE 30,
                                           ------------------------------------------   -------------------------
                                               1998           1997           1996           1999          1998
                                           ------------   ------------   ------------   -----------   -----------
NET SALES ..............................    $ 707,450      $ 625,503      $ 595,089      $380,754      $319,640
                                            ---------      ---------      ---------      --------      --------
OPERATING COSTS AND
 EXPENSES:
 Cost of sales .........................      606,993        543,097        511,892       330,323       277,723
 Selling, general and administrative           67,900         58,155         56,163        35,362        31,157
 Depreciation and amortization .........        5,586          4,409          4,929         3,272         2,226
                                            ---------      ---------      ---------      --------      --------
   Total operating costs and
    expenses ...........................      680,479        605,661        572,984       368,957       311,106
                                            ---------      ---------      ---------      --------      --------
OPERATING PROFIT .......................       26,971         19,842         22,105        11,797         8,534
                                            ---------      ---------      ---------      --------      --------
OTHER INCOME (EXPENSE):
 Interest expense -- Parent ............       (6,703)        (4,285)            --        (3,788)       (2,820)
 Interest expense -- net of interest
   income of $3 and $18 in 1997
   and 1996, respectively ..............         (167)          (182)          (200)          (65)          (92)
 Other miscellaneous, net ..............        1,750           (561)        (1,148)         (655)         (115)
                                            ---------      ---------      ---------      --------      --------
   Total other expense, net ............       (5,120)        (5,028)        (1,348)       (4,508)       (3,027)
                                            ---------      ---------      ---------      --------      --------
INCOME BEFORE TAXES ....................       21,851         14,814         20,757         7,289         5,507
PROVISION FOR INCOME
 TAXES .................................        8,255          5,759          8,469         2,769         1,929
                                            ---------      ---------      ---------      --------      --------
NET INCOME .............................       13,596          9,055         12,288         4,520         3,578
RETAINED EARNINGS,
 BEGINNING OF YEAR .....................       27,849        148,734        136,446        41,445        27,849
DIVIDENDS PAID TO PARENT ...............           --        129,940             --        13,725            --
                                            ---------      ---------      ---------      --------      --------
RETAINED EARNINGS, END OF
 YEAR ..................................    $  41,445      $  27,849      $ 148,734      $ 32,240      $ 31,427
                                            =========      =========      =========      ========      ========
NET INCOME PER SHARE ...................    $  13,596      $   9,055      $  12,288      $  4,520      $  3,578
                                            =========      =========      =========      ========      ========
DIVIDENDS PER SHARE ....................    $      --      $ 129,940      $      --      $ 13,725      $     --
                                            =========      =========      =========      ========      ========

                See notes to consolidated financial statements.

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)



                                                                                                     (UNAUDITED)
                                                                                                   SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                                                -------------------------------------------   --------------------------
                                                    1998            1997            1996          1999           1998
                                                -----------   ---------------   -----------   ------------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income .................................    $  13,596      $     9,055      $  12,288     $   4,520      $  3,578
 Depreciation ...............................        3,540            3,372          3,642         1,764         1,673
 Amortization ...............................        2,046            1,037          1,287         1,508           553
 Deferred taxes .............................         (102)            (202)          (282)         (117)          153
 Accrued postretirement benefits ............          553              500            436           274           261
 Changes in operating assets and
   liabilities (exclusive of acquisitions):
   Accounts receivable ......................       (1,864)          (1,742)        (1,731)      (13,106)       (7,748)
   Inventories ..............................        2,081           10,297           (973)       (5,502)        3,944
   Other current assets .....................          324              265           (149)          (38)          (78)
   Accounts payable .........................       16,629              494            191        (5,787)        7,855
   Accrued liabilities ......................        2,812             (165)         2,494        (3,579)         (262)
   Other ....................................       (3,720)             175            189          (125)          132
                                                 ---------      -----------      ---------     ---------      --------
   Total cash from operating activities .....       35,895           23,086         17,392       (20,188)       10,061
                                                 ---------      -----------      ---------     ---------      --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Capital expenditures .......................       (5,765)          (3,338)        (2,515)       (4,791)       (1,512)
 Cash used for acquisitions .................      (44,861)         (12,050)                      (2,000)       (5,631)
 Proceeds from disposition of capital
   assets ...................................        6,069              388            201         2,585           (11)
                                                 ---------      -----------      ---------     ---------      --------
   Total cash from investing activities .....      (44,557)         (15,000)        (2,314)       (4,206)       (7,154)
                                                 ---------      -----------      ---------     ---------      --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Cash dividend paid to Parent ...............           --          (62,840)            --       (13,725)           --
 Repayment of long-term debt ................         (376)            (386)          (514)       (1,950)         (187)
 Proceeds from (payments to) Parent .........       16,251           55,672        (15,670)       31,592        (3,927)
                                                 ---------      -----------      ---------     ---------      --------
   Total cash from financing activities .....       15,875           (7,554)       (16,184)       15,917        (4,114)
                                                 ---------      -----------      ---------     ---------      --------
INCREASE (DECREASE) IN CASH .................        7,213              532         (1,106)       (8,477)       (1,207)
CASH, BEGINNING OF YEAR .....................        2,210            1,678          2,784         9,423         2,210
                                                 ---------      -----------      ---------     ---------      --------
CASH, END OF YEAR ...........................    $   9,423      $     2,210      $   1,678     $     946      $  1,003
                                                 =========      ===========      =========     =========      ========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Interest paid ..............................    $   6,860      $     4,471      $     220     $   3,852      $  2,854
                                                 =========      ===========      =========     =========      ========
 Income taxes paid ..........................    $   4,466      $     6,099      $  10,009     $   1,377      $    601
                                                 =========      ===========      =========     =========      ========
NON-CASH FINANCING ACTIVITY:
 Dividends paid to Parent ...................           --      $  (129,940)            --       (13,725)           --
 Issuance of note payable to Parent .........           --           67,100             --            --            --
                                                                -----------                    ---------
   Cash dividends paid to Parent ............    $      --      $   (62,840)     $      --       (13,725)     $     --
                                                 =========      ===========      =========     =========      ========
 Liabilities assumed in connection with
   asset acquisitions .......................    $   4,224      $       864      $      --            --           463
                                                 =========      ===========                    =========      ========

                See notes to consolidated financial statements.

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (IN THOUSANDS)


1. ACCOUNTING POLICIES AND PROCEDURES

     ORGANIZATION -- Huttig Building Products, Inc. (formerly Huttig Sash & Door Company), an indirect wholly owned subsidiary of Crane Co. through Crane International Holdings, a direct subsidiary of Crane Co. (the "Parent" or "Crane"), and its subsidiaries (the "Company") is one of the largest nationwide distributors of doors, windows, molding, trim and related building products in the United States, and operates one finished lumber production plant. The Company primarily sells its products for new residential construction and renovation.

     PRINCIPLES OF CONSOLIDATION -- The financial statements include the accounts of Huttig Building Products, Inc. and its wholly owned subsidiaries, CIPCO, Inc., which was formed January 2, 1997 and Rondel's, Inc., which was acquired on March 31, 1993. All intercompany accounts and transactions have been eliminated.

     REVENUE RECOGNITION -- Revenues are recorded when products are delivered and title passes to the customer or when services are rendered.

     USE OF ESTIMATES -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

     INVENTORIES -- Inventories are stated at the lower of cost or market. Approximately 68% and 83% of inventories were determined by using the LIFO (last in, first out) method of inventory valuation as of December 31, 1998 and 1997, respectively; the remainder was determined by the FIFO (first in, first out) method. Had the Company used the FIFO method of inventory valuation for all inventories, net income would have been decreased by $2,632, $1,956 and $735 in 1998, 1997 and 1996, respectively. During 1998, 1997, and 1996 LIFO inventory quantities were reduced, resulting in a partial liquidation of the LIFO bases, the effect of which increased net earnings by $1,922, $2,377, and $1,605, respectively. The replacement cost would be higher than the LIFO valuation by $15,368 in 1998 and $19,599 in 1997.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. Depreciation was computed primarily by the straight-line method over the estimated useful lives of the respective assets which range from three to twenty-five years. Amortization expense on property under capital leases is included in depreciation expense.

     OTHER ASSETS -- Cost in excess of net assets acquired is being amortized on a straight-line basis over fifteen to forty years. Other intangible assets are being amortized on a straight-line basis over their estimated useful lives which range from two to five years.

     LONG-LIVED ASSETS -- The Company periodically evaluates the recoverability of its long-lived assets by assessing whether the carrying value of the assets can be recovered over the remaining life through undiscounted cash flows. Long-lived assets are carried at lower-of-cost or market. Based on these evaluations, management does not believe that any impairment has occurred.

     INCOME TAXES -- The Company is included in the federal income tax return of its Parent. The Company is charged its proportionate share of federal income taxes determined as if it filed a separate federal income tax return. Income tax payments represent payments of intercompany balances. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes using currently enacted tax rates.

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     RECENT ACCOUNTING PRONOUNCEMENTS -- During 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information.

     SFAS 130 established standards for reporting and display of comprehensive income in a full set of financial statements. In addition to displaying an amount for net income (loss), the Company is now required to display other comprehensive income (loss), which includes other changes in equity (deficit). SFAS 130 had no effect on the Company's financial statements for the years ended December 31, 1996, 1997 and 1998.

     SFAS 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and also established standards for related disclosures about products and services, geographic areas, and major customers. Management has considered the requirements of SFAS 131 and, as discussed in Note 8, believes the Company operates in one business segment.

     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, was released. SFAS 133, as amended by SFAS 137, is effective for all fiscal years beginning after June 15, 2000. The Company has historically made no use of derivative instruments and financial hedges and believes there will be no impact of the new accounting pronouncement on the financial statements.

     RECLASSIFICATIONS -- Certain prior year amounts have been reclassified to conform to the current year presentation.

     UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- The unaudited interim consolidated financial statements as of June 30, 1999 and for the six-month periods then ended were prepared in condensed format, in accordance with the SEC rules and regulations for interim financial statements. In the opinion of management, the interim financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation. The accounting principles applied in preparation of the interim financial statements are consistent with those applied in the annual financial statements. Results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

2. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     The Company has defined benefit pension plans covering substantially all salaried and hourly employees not covered by collective bargaining agreements. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for some hourly employees for whom the benefits are a fixed amount per year of service. The Company's policy is to fund at least the minimum amount required by the applicable regulations.

     The Company's defined benefit plans for hourly and salaried employees are part of the Parent's defined benefit plans. The liabilities of the Company for such plans are recorded through the receivable-Parent balance. As a result, the Company is charged its proportionate share of the total expense for the plans. Pension expense related to the Company's defined benefit pension plans was $1,224, $1,013 and $970 in 1998, 1997 and 1996, respectively. The Company also participates in several multi-employer pension plans which provide benefits to certain employees under collective bargaining agreements. Total contributions to these plans were $468 in 1998, $454 in 1997 and $480 in 1996.

     In addition to providing pension benefits, certain health care and life insurance benefits are provided for a majority of employees. Employees hired before January 1, 1992 become eligible for these benefits if they meet minimum age and service requirements. The Company does not prefund those benefits and has the right to modify or terminate benefits.

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table sets forth the amounts recognized in the Company's balance sheet at December 31, for company sponsored post-retirement benefits:




                                                         1998           1997          1996
                                                     ------------   ------------   ----------
Change in benefit obligation:
 Benefit obligation at beginning of year .........     $  6,750       $  6,250
 Service cost ....................................          248            236
 Interest cost ...................................          500            447
 Actuarial gain ..................................          (12)           (52)
 Benefits paid ...................................         (183)          (131)
                                                       --------       --------
   Benefit obligation at end of year .............     $  7,303       $  6,750
                                                       ========       ========
Funded status ....................................     $ (7,303)      $ (6,750)
Unrecognized actuarial loss ......................          242            667
                                                       --------       --------
   Accrued benefit cost ..........................     $ (7,061)      $ (6,083)
                                                       ========       ========
Discount rate ....................................         6.75%          7.25%        7.50%
Components of net periodic benefit cost:
 Service cost ....................................     $    248       $    236      $   214
   Interest cost .................................          500            447          497
 Recognized actuarial gain .......................          (12)           (52)        (124)
                                                       --------       --------      -------
   Net periodic benefit cost .....................     $    736       $    631      $   587
                                                       ========       ========      =======

     The cost of covered healthcare benefits was assumed to increase 8.5% for 1998, and then to decrease gradually to 4.75% by 2005 and remain at that level thereafter. In 1997, the cost of covered healthcare benefits was assumed to increase 9.4%, and then to decrease gradually to 5% by 2007 and remain at that level thereafter.




                                                                    1 PERCENTAGE     1 PERCENTAGE
                                                                   POINT INCREASE   POINT DECREASE
                                                                  ---------------- ---------------
Effect on total of service and interest cost components .........       $120             $104
Effect on postretirement benefit obligation .....................        375              329

3. ACCOUNTS RECEIVABLE


     Receivables are carried at net realizable value.


     A summary of the allowance for doubtful accounts, cash discounts, returns and allowances activity at December 31 follows:




                                             1998        1997        1996
                                          ---------   ---------   ---------
  Balance at beginning of year             $ 1,459     $ 1,912     $ 1,946
  Provisions                                16,632      15,641      14,358
  Deductions                                16,559      16,094      14,392
                                           -------     -------     -------
  Balance at end of year                   $ 1,532     $ 1,459     $ 1,912
                                           =======     =======     =======

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. LONG-TERM DEBT



                                                         1998         1997
                                                      ----------   ----------
Notes payable -- Parent ...........................    $93,940      $67,100
Industrial revenue bond ...........................        429          588
Capital lease obligations (see Note 6) ............      1,269        1,486
                                                       -------      -------
   Total long-term debt ...........................     95,638       69,174
Less current portion ..............................        319          359
                                                       -------      -------
Long-term debt -- net of current portion ..........    $95,319      $68,815
                                                       =======      =======

     The notes payable -- Parent bears interest at a weighted average rate of 8.09%. Interest payments are due quarterly through June 30, 2003. Accrued intercompany interest of $1,941 and $1,434 at December 31, 1998 and 1997, respectively, is included in receivable-Parent.

     The industrial revenue bond bears interest at a rate of 6.46%, based on 63% of the Bank's preferred lending rate which was 10.25% at December 31, 1997 and principal payments of $39 are made quarterly until 2001. The bond is collateralized by property with a net book value of $1,908 and $1,988 at December 31, 1998 and 1997, respectively.

     At December 31, 1998, the principal amounts of long-term debt repayments required for future years were $319 in 1999, $263 in 2000, $228 in 2001, $67,221 in 2002, and $26,962 in 2003.


5. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of investments and short-term debt approximates the fair value. Long-term debt rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt at December 31, 1998 approximates the carrying value of $95,638.



6. COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its vehicles, equipment and warehouse and manufacturing facilities under capital and operating leases with various terms. Certain leases contain renewal or purchase options. Future minimum payments, by year, and in the aggregate, under these leases with initial or remaining terms of one year or more consisted of the following at December 31, 1998:



                                                                       MINIMUM
                                             CAPITAL     OPERATING     SUBLEASE
                                              LEASES       LEASES       INCOME        NET
                                            ---------   -----------   ---------   ----------
1999 ....................................    $   216     $  5,373      $ 1,360     $  4,229
2000 ....................................        204        4,595          966        3,833
2001 ....................................        204        3,961          652        3,513
2002 ....................................        204        2,907          599        2,512
2003 ....................................        161        1,546          457        1,250
Thereafter ..............................        554          844           17        1,381
                                             -------     --------      -------     --------
   Total minimum lease payments .........    $ 1,543     $ 19,226      $ 4,051     $ 16,718
                                                         ========      =======     ========
Interest ................................        274
                                             -------
Present value ...........................    $ 1,269
                                             =======

     The present value of the $1,269 above includes $161 due within one year.

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The weighted average interest rate for capital leases is 9.2%. These obligations mature in varying amounts through 2007. Rental expense for all operating leases was $6,672, $5,778, and $5,572 for 1998, 1997 and 1996,
respectively.

     The cost of assets capitalized under leases is as follows at December 31:

                                                 1998         1997
                                              ----------   ----------
Land, buildings and improvements ..........    $ 3,966      $ 3,966
Machinery and equipment ...................         --          126
                                               -------      -------
   Cost of leased assets ..................      3,966        4,092
Less accumulated depreciation .............      2,696        2,582
                                               -------      -------
   Cost of leased assets -- net ...........    $ 1,270      $ 1,510
                                               =======      =======

     LITIGATION -- As of December 31, 1998, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial condition and results of operations.
The Company is involved in two remediation actions to clean up hazardous wastes as required by federal and state laws. Estimated future environmental remediation costs of $500 at December 31, 1998 and $143 at December 31, 1997 were fully accrued.

     The Company, through its Parent, has established insurance programs to cover product and general liability losses. These programs have deductible amounts before coverage begins. The Company does not deem its deductible exposure to be material.


7. INCOME TAXES

     A reconciliation between income taxes based on the application of the statutory federal income tax rate to income taxes as set forth in the consolidated statements of income and retained earnings follows:


                                                             1998            1997            1996
                                                        -------------   -------------   -------------
Income before taxes .................................     $  21,851       $  14,814       $  20,757
                                                          =========       =========       =========
Statutory federal tax at 35% ........................     $   7,648       $   5,185       $   7,265
Increase resulting from:
 State and local income taxes .......................           411             280             943
 Nondeductible goodwill and other expenses ..........           196             294             261
                                                          ---------       ---------       ---------
Provision for income taxes ..........................     $   8,255       $   5,759       $   8,469
                                                          =========       =========       =========
Percentage of income before taxes ...................          37.8%           38.9%           40.8%
                                                          =========       =========       =========

     Deferred income taxes at December 31 are comprised of the following:


                                                             1998                        1997
                                                  --------------------------   -------------------------
                                                    ASSETS      LIABILITIES      ASSETS      LIABILITIES
                                                  ----------   -------------   ----------   ------------
Depreciation ..................................    $    --        $   698       $    --        $   646
Difference between book and tax basis .........         --            838            --            865
Inventory related .............................         --            273            --            372
Insurance related .............................      1,301             --         1,203             --
Employee benefits related .....................      3,113             --         4,039             --
Other .........................................      1,552             --           696             --
                                                   -------        -------       -------        -------
   Total ......................................    $ 5,966        $ 1,809       $ 5,938        $ 1,883
                                                   =======        =======       =======        =======

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, 1998 and 1997, net current deferred tax assets of $4,053 and $3,168, respectively, were included in receivable-Parent. Net non-current deferred tax assets of $104 and $887 at December 31, 1998 and 1997, respectively, were included in deferred income taxes. The provision for income taxes is composed of the following:


                                    1998        1997        1996
                                 ---------   ---------   ---------
Current:
 U.S. Federal tax ............    $7,708      $5,499      $7,256
 State and local tax .........       649         464       1,495
                                  ------      ------      ------
   Total current .............     8,357       5,961       8,751
                                  ------      ------      ------
Deferred:
 U.S. Federal tax ............       (86)       (170)       (238)
 State and local tax .........       (16)        (32)        (44)
                                  ------      ------      ------
   Total deferred ............      (102)       (202)       (282)
                                  ------      ------      ------
 Total income tax ............    $8,255      $5,759      $8,469
                                  ======      ======      ======

8. SALES BY PRODUCT

     The Company operates in one business segment, the distribution of building materials used principally in new residential construction and in home improvement, remodeling and repair work. The Company derives substantially all of its revenues from domestic customers. The following table presents, for the periods indicated, the Company's sales by product.


                                                   1998          1997          1996
                                               -----------   -----------   -----------
Doors ......................................    $259,943      $232,502      $214,957
Specialty Building Materials ...............     140,871       133,746       128,169
Windows ....................................     132,991       128,195       128,126
Moldings ...................................      88,641        93,907       102,159
Lumber & Other Commodity Products ..........      85,004        37,152        21,678
                                                --------      --------      --------
 Total sales ...............................    $707,450      $625,503      $595,089
                                                ========      ========      ========

9. ACQUISITIONS

     Costs in excess of net assets acquired at December 31, 1998 and 1997 consists of the following:


                                              1998         1997
Costs in excess of net assets acquired      $48,412      $21,629
Accumulated amortization                      6,303        4,789
                                            -------      -------
Total - net                                 $42,109      $16,840
                                            =======      =======

     During 1998, the Company completed two acquisitions. In June, the Company acquired Number One Supply, a building products distribution business based in Baltimore, Maryland and Raleigh, North Carolina, for a total cost of $4,900. In July, the Company acquired certain net assets of Consolidated Lumber Company, Inc., a wholesale distributor of lumber and millwork products in the greater Kansas City, Missouri area for a total cost of approximately $40,000. In connection with the acquisition of Consolidated Lumber Company, Inc., the Company recorded $26,200 of goodwill which will be amortized using the straight-line basis over 15 years.

                        HUTTIG BUILDING PRODUCTS, INC.
                     (FORMERLY HUTTIG SASH & DOOR COMPANY)
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

     During July 1997, the Company completed one acquisition at a total cost of $12,100. The Company acquired MALLCO Lumber & Building Materials Inc., a leading wholesale distributor of lumber, doors and engineered wood products serving Arizona and the surrounding region.


     All acquisitions were accounted for by the purchase method. The results of operations for all acquisitions have been included in the financial statements from their respective dates of purchase. The following unaudited pro forma financial information presents the combined results of operations of the Company and Number One Supply and Consolidated Lumber, Inc. as if the acquisitions had taken place at the beginning of 1998. The pro forma amounts give effect to certain adjustments including the amortization of goodwill and intangibles, decreased interest expense and income tax effects. This pro forma information does not necessarily reflect the results of operations as it would have been if the businesses had been managed by the Company during these periods and is not indicative of results that may be obtained in the future. Pro forma 1998 results are as follows: net sales of $738,703 and net income of $14,531.


10. SUBSEQUENT EVENTS


     On April 15, 1999, the Company issued dividends of $13,725, which resulted in a corresponding decrease in the receivable from parent account. On June 21, 1999, Crane's Board of Directors authorized management to develop a plan for the possible spin-off of the Company to Crane shareholders on a tax-free basis.



11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


     The following table sets forth selected consolidated financial information of Huttig on a quarterly basis for the first two quarters of 1999 and each quarter of 1998 and 1997. Huttig's business is seasonal and particularly sensitive to weather conditions. Interim amounts are therefore subject to significant fluctuations.



                NET         COST OF      DEPRECIATION AND     OPERATING       NET
QUARTER        SALES         SALES         AMORTIZATION         PROFIT       INCOME
                                         (IN THOUSANDS)
1999
First        $174,775      $153,887           $1,623           $ 3,987      $ 1,232
Second        205,979       176,436            1,649             7,810        3,288
             --------      --------           ------           -------      -------
             $380,754      $330,323           $3,272           $11,797      $ 4,520
             ========      ========           ======           =======      =======
1998
First        $146,858      $127,575           $1,129           $ 2,953      $   966
Second        172,782       150,148            1,097             5,581        2,612
Third         202,209       171,484            1,699            10,638        5,312
Fourth        185,601       157,786            1,661             7,799        4,706
             --------      --------           ------           -------      -------
             $707,450      $606,993           $5,586           $26,971      $13,596
             ========      ========           ======           =======      =======
1997
First        $133,657      $116,999           $1,073           $ 1,944      $ 1,000
Second        153,140       133,093            1,053             4,760        1,838
Third         176,045       152,419            1,140             7,213        3,487
Fourth        162,661       140,586            1,143             5,925        2,730
             --------      --------           ------           -------      -------
             $625,503      $543,097           $4,409           $19,842      $ 9,055
             ========      ========           ======           =======      =======

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Consolidated Lumber Company, Inc.


We have audited the accompanying statement of assets acquired and liabilities assumed of Consolidated Lumber Company, Inc. (the Company) as of December 31, 1997, and the related statement of revenues and expenses associated with operations acquired (as described in Note 1) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


As described in Note 1, the financial statements referred to above have been prepared in consideration of the terms of the Asset Purchase Agreement between Consolidated Lumber Company, Inc. and Huttig Sash & Door Company (Huttig) for the sale of certain assets, liabilities and business operations to Huttig and is not intended to be a complete presentation of the Company's assets, liabilities and results of operations.


In our opinion, the financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of Consolidated Lumber Company, Inc. at December 31, 1997, and the revenues and expenses associated with the operations acquired for the year then ended, pursuant to the terms of the Asset Purchase Agreement described in Note 1, in conformity with generally accepted accounting principles.


                       /s/ ERNST & YOUNG LLP


March 2, 1998, except Notes 1
 and 2, as to which the date is
 August 20, 1999

                       CONSOLIDATED LUMBER COMPANY, INC.

             STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

                               DECEMBER 31, 1997

ASSETS ACQUIRED (NOTE 2)
Current assets:
 Accounts receivable ......................   $ 7,051,563
 Inventories ..............................     7,809,052
 Prepaid expenses .........................       106,658
                                              -----------
Total current assets ......................    14,967,273
Property, plant and equipment, at cost:
 Leasehold improvements ...................       334,387
 Vehicles .................................     1,717,382
 Office and computer equipment ............       487,021
 Machinery and equipment ..................       465,473
                                              -----------
                                                3,004,263
 Accumulated depreciation .................     1,692,865
                                              -----------
Net property, plant and equipment .........     1,311,398
                                              -----------
Total assets acquired .....................    16,278,671

LIABILITIES ASSUMED (NOTE 2)
Current liabilities:
 Accounts payable .........................     2,661,224
 Accrued expenses .........................     1,098,679
                                              -----------
Total current liabilities assumed .........     3,759,903
                                              -----------
Net assets acquired .......................   $12,518,768
                                              ===========














                            See accompanying notes.

                       CONSOLIDATED LUMBER COMPANY, INC.

                      STATEMENT OF REVENUES AND EXPENSES
                      ASSOCIATED WITH OPERATIONS ACQUIRED

                         YEAR ENDED DECEMBER 31, 1997



Net sales .......................................................    $69,243,169
Cost of sales ...................................................     51,737,222
                                                                     -----------
Gross profit ....................................................     17,505,947
Selling, general and administrative expenses ....................     11,671,107
                                                                     -----------
Operating income ................................................      5,834,840
Other income ....................................................        153,667
                                                                     -----------
Excess of revenues over expenses of operations acquired .........    $ 5,988,507
                                                                     ===========















                            See accompanying notes.

                       CONSOLIDATED LUMBER COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION

Effective July 1, 1998, Huttig Sash & Door Company (a subsidiary of Crane Co.) acquired certain assets and assumed certain liabilities of Consolidated Lumber Company, Inc. (the Company), a Kansas corporation. In the planned spin off of Huttig Sash & Door Company (Huttig) from Crane Co., the financial statements of the Company as of and for the year ended December 31, 1997, as described below, are required for Huttig's filing of a registration statement on Form 10 with the Securities and Exchange Commission.

The accompanying financial statements have been prepared from the books and records of the Company and present the assets acquired and liabilities assumed in the acquisition and the related revenues and expenses associated with the operations acquired.


NATURE OF BUSINESS

The operations of the Company, acquired by Huttig, primarily consist of the wholesale distribution of building materials to professional contractors building in the single-family home market. The Company also sells value-added items including prehung doors, fabricated roof trusses and preassembled windows. The corporate office is in Merriam, Kansas with four lumber yards and a millwork center located in Kansas and Missouri.


ACCOUNTS RECEIVABLE

The Company grants credit to certain customers who meet the Company's preestablished credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses have consistently been within management's expectations.


INVENTORIES

Inventories are carried at the lower of cost, determined using the average cost method which approximates the first-in, first-out method, or market.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. When retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are taken into income. Additions, improvements, renewals and expenditures which materially increase the life of the property are capitalized. Maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from five to 39 years.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. SALE TRANSACTION

On July 1, 1998, certain assets, liabilities and operations of the Company, specifically excluding the lumber and millwork business operations and related assets and liabilities located in Tucson, Arizona,

                       CONSOLIDATED LUMBER COMPANY, INC.

2. SALE TRANSACTION (CONTINUED)

were sold to Huttig for approximately $40 million. In connection with the sale, all assets used in the Company's business of manufacturing and selling lumber and millwork products at its four facilities located in Kansas and Missouri, unless otherwise excluded, and the current liabilities related thereto, excluding any line of credit debt, notes payable or other long-term debt, were transferred to Huttig.


3. COMMITMENTS


The Company leases certain vehicles, office space and plant facilities under long-term, noncancelable operating leases which expire on varying dates through 2002, certain facilities of which are leased from stockholders. Certain vehicle lease agreements provide the Company with the option to purchase the related vehicle upon expiration of the lease. Future minimum lease rentals under these noncancelable operating leases are as follows:




YEAR ENDED DECEMBER 31                        AMOUNT
----------------------                     -----------
  1998                                     $  614,597
  1999                                        539,940
  2000                                        467,212
  2001                                        193,935
  2002                                         13,445
                                           ----------
  Total minimum lease payments             $1,829,129
                                           ==========

Rental expense for all operating leases was $668,456 for the year ended December 31, 1997. In most cases, management expects that in the normal course of business existing leases will be renewed or replaced by other leases.


Three of the operating leases, with aggregate annual rentals for the year ended December 31, 1997 of approximately $390,000, are with companies controlled by stockholders of the Company.


4. INCOME TAXES


The Company has elected to be treated as an S corporation for tax purposes. Consequently, any income from the acquired business operations is included in the income tax returns of the Company's stockholders, and no income taxes have been provided herein.


5. CASH FLOWS


Cash flows provided by operating activities of the acquired operations for the year ended December 31, 1997 were generated primarily by earnings. Cash flows used in investing activities related primarily to capital expenditures for the year.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              HUTTIG BUILDING PRODUCTS, INC.
                                              (Registrant)



Date: September 21, 1999                      By: /s/ Barry J. Kulpa
      ------------                               -----------------------------
                                                  Name: Barry J. Kulpa
                                                  Title: President and Chief
                                                         Executive Officer

                                 EXHIBIT INDEX




EXHIBIT
NO.                                      DESCRIPTION OF EXHIBIT
 2.1     Form of Distribution Agreement between Crane Co. and Huttig Building Products, Inc.*

 3.1     Restated Certificate of Incorporation of Huttig Sash & Door Company (filed herewith).

 3.2     By-laws of Huttig Building Products, Inc. (filed herewith).

 4.1     Specimen certificate for Common Stock of Huttig Building Products, Inc.*

 4.2     Form of Rights Agreement between Huttig Building Products, Inc. and the rights agent named therein*

10.1     Form of Tax Allocation Agreement between Crane Co. and Huttig Building Products, Inc. (filed herewith).

10.2     Form of Employee Matters Agreement between Crane Co. and Huttig Building Products, Inc.
         (filed herewith).

10.3     Form of Transition Services Agreement between Crane Co. and Huttig Building Products, Inc.*

10.4     Form of the Economic Value Added Incentive Compensation Plan for Executive Officers of Huttig
         Building Products, Inc.*

10.5     Form of Non-Employee Director Restricted Stock Plan (filed herewith).

10.6     Form of Stock Incentive Plan*

10.7     Form of Employee Stock Purchase Plan*

10.8     Form of Indemnification Agreement for Executive Officers and Directors (filed herewith).

10.9     Amended Employment/Severance Agreement between Huttig Building Products, Inc. and Barry J.
         Kulpa dated *.

10.10    Form of Retirement Plan for Non-Employee Directors*

21.1     Subsidiaries of Huttig Building Products, Inc.*

27.1     Financial Data Schedule (filed herewith).

----------
* To be filed by amendment.